EXECUTED COPY

02035238

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAY 9 2002
080

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 9, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item 1



first quarter



2002
QUARTERLY REPORT
first quarter

Contents



Highlights

BBVA Group highlights

(Consolidated figures)

	31-03-02	31-03-01	Δ% (YoY)
BALANCE SHEET (millions of euros)			
Total assets	303,332	311,268	(2.5)
Total lending (gross)	152,347	144,916	5.1
Customer funds recorded on balance sheet	195,607	189,223	3.4
Other customer funds managed	126,144	118,800	6.2
Total customer funds managed	321,751	308,023	4.5
Shareholders' funds (including profit of the year)	13,804	13,839	(0.3)
INCOME STATEMENT (millions of euros) (1Q)			
Net interest income	2,114	2,081	1.6
Basic margin	3,085	2,993	3.1
Ordinary revenue	3,291	3,039	8.3
Operating income	1,482	1,197	23.7
Operating income (Argentina consolidated by equity method)	1,372	1,055	30.1
Pre-tax profit	1,077	1,147	(6.1)
Net attributable profit	587	553	6.0
PER SHARE DATA AND MARKET CAPITALISATION (31-03)			
Share price	13.65	15.45	(11.7)
Market capitalisation (millions of euros)	43,623	49,376	(11.7)
Net attributable profit (1Q)	0.18	0.17	6.0
Book value	4.32	4.33	(0.3)
PER (Price Earnings Ratio; times) (1)	16.7	20.9	
P / BV (Price /Book value; times)	3.2	3.6	
RELEVANT RATIOS (%)			
Operating income / ATA	1.99	1.63	
ROE (Net attributable profit / Average equity) (2)	18.1	19.9	
ROA (Net income / Average total assets) (2)	0.97	1.12	
RORWA (Net income / Risk weighted assets) (2)	1.73	1.94	
Cost / income ratio	47.2	52.6	
NPL ratio	1.59	1.91	
Coverage ratio	219.4	197.0	
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)			
Total	13.1	11.8	
TIER I	9.0	9.0	
OTHER INFORMATION			
Number of shares (millions)	3,196	3,196	
Number of shareholders	1,192,415	1,249,502	
Number of employees	97,072	105,694	
• Spain	32,133	33,129	
• America (3)	62,870	70,458	
• Rest of the world	2,069	2,107	
Number of branches	7,977	8,898	
• Spain	3,644	3,811	
• America (3)	4,131	4,864	
• Rest of the world	202	223	

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1) The 1Q02 PER is calculated taking into consideration the mean of the analysts' estimates (April 2002)
(2) Calculated with data from the last four quarters.
(3) This heading includes BBVA Group's banking and pension management activities in all Latin American countries in which it is present.



BBVA Group in the First Quarter of 2002

The economic crisis in Argentina and the constant changes in the country's banking laws and regulations, which are having asymmetrical effects on assets and liabilities after the peso's devaluation, means that Argentina's financial statements are fairly inconsistent right now. Therefore, to avoid distorting the year-on-year comparison of the Group's first-quarter earnings, BBVA has isolated Argentina's contribution by including it in the consolidated financial statements by the equity-accounting method, without this having any effect on the net attributable profit figure.

Consequently, the report displays the income statements with Argentina by the equity accounting method for this first quarter and the four quarters of 2001, and the details of the main lines, in proforma format. As a rule, the business figures include Argentina, and the evolution of figures ex-Argentina is displayed in pro memoria when it is deemed relevant.

The Group's reserves have lost 116 million euros during the first quarter of the year due to the devaluation of the peso and the special fund set up at the end of 2001 remains in force.

In the first quarter of 2002, the BBVA Group obtained an attributable profit of 587 million euros, 6.0% up on the amount recorded in 1Q 2001. EPS stands at 0.18 euros and is growing at the same pace. ROE is 18.1%, slightly higher than in 2001.

The highlight this quarter was the excellent performance of recurrent earnings, which resulted in a y-o-y increase in operating income of 30.1% including Argentina's contribution by the equity accounting method. Excluding dividends and market operations, growth would stand at 17.2%.

The significant growth in net interest income from the banking activities in Spain and Banking in America easily offset the effect of the Mexican interest rate cuts, meaning that Group net interest income rose 4.6% in overall terms. Fee income performed well, jumping 14.4%, and special mention should be made of the fee income generated in the Group's transactions in Latin America, particularly in Mexico.

Ordinary income ended the quarter 13.2% higher as income from market operations topped the figure recorded in 1Q 2001. Meanwhile general administrative expenses increased a mere 1.4%, widespread containment efforts having been made both in business areas and by each line of general expenses. This efficient income and expense management made for a further improvement in efficiency, which ended the quarter at 47.9%, as compared to 53.5% at the end of 1Q 2001, with advances in all business areas.

The increasing volume of recurrent income generated neutralized the 58.9% decline in income from group operations and the 40.5%

Net attributable profit

(Millions of euros)


446
553
587
+6.0%
1Q00
1Q01
1Q02

Cost/income ratio[1]

(Percentage)


53.5
50.5
47.9
1Q01
2001
1Q02

(1) Argentina consolidated by equity method

drop in equity accounting income, allowing the Group to allocate 19.8% more than in 1Q 2001 to provisions, in line with the prudential criteria it usually applies.

The realized capital gains were far lower this quarter in comparison with the large amount recorded the previous year. In addition, there were smaller contributions made by the companies of the industrial portfolio with interests in Argentina, and the 57 million euro lower contribution made by the Group's subsidiaries in the country.

The large bad debt provisions allocated during the quarter boosted bad debt cover to 217.7%, as compared to 207.4% on 31-3-01, while the NPL ratio dropped to a record low of 1.53%.

The Group has further bolstered its net worth, and at the end of the quarter its BIS-regulation capital ratio stood at 13.1%, as compared to 12.6% and 11.8% in December and March 2001, respectively. Tier I equity represents 9.0% of the risk-weighted assets. The Bank of Spain-based capital ratio also improved to 11.8% by the end of the quarter.

BBVA paid a third interim dividend of 0.085 euros on 10 January and the final dividend of 0.128 euros on 10 April, with which the total dividend for 2001 added up to 0.383 euros per share, 5.5% more than in 2000.

In line with the organizational structure that the Group implemented at the end of 2001 to optimise the EPS and value-creation in each line of business, this quarter a new business area section has been laid out . The BBVA Group's business activities are now classified so as to provide greater detail and fuller, better-quality information, mirroring the Group's permanent commitment to improve levels of transparency in its financial information.

ROE

(Percentage)


19.9
18.0
18.1
1Q01
2001
1Q02

ROA

(Percentage)


1.12
0.99
0.97
1Q01
2001
1Q02



BBVA Group business activity

The indicators published over the last three months show that the economy is starting to pick up, following its sudden slowdown in the last two quarters of 2001. The main developed economies are benefiting most from this incipient recovery, which has been triggered by the moderate and stable inflation scenario, making it possible to keep interest rates as low as at the end of 2001. These close-to-zero real interest rates have driven the expansion of consumer spending, yet have not helped investment, whose prospects remain bleak. In Latin America, a cloud of uncertainty still hangs above the future of the Argentinean economy, although luckily there are still no signs that the crisis has spread to the rest of the area.

In order to properly appreciate the y-o-y growth of the Group's main business aggregates, one

Consolidated balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
Cash on hand and on deposit at Central Banks	8,394	16.0	9,240	7,235
Due from credit entities	21,625	(49.0)	23,199	42,371
Total net lending	147,043	5.4	150,220	139,469
Fixed-income portfolio	83,167	6.6	81,816	78,013
• Government debt securities	20,535	36.8	20,165	15,013
• Other debt securities	62,632	(0.6)	61,651	63,000
Equities portfolio	10,727	(6.3)	11,430	11,448
• Companies carried by the equity method	7,205	(15.4)	7,756	8,517
• Other holdings	3,522	20.2	3,674	2,931
Goodwill in consolidation	4,492	1.5	4,617	4,426
Property and equipment	5,928	(11.9)	6,172	6,728
Treasury Stock	88	(29.5)	76	125
Prior years' losses at consolidated companies	2,675	20.4	2,885	2,223
Other assets	19,193	(0.2)	19,591	19,230
TOTAL ASSETS	**303,332**	**(2.5)**	**309,246**	**311,268**
Due to credit entities	63,358	(18.5)	64,588	77,730
Customer funds	195,607	3.4	199,486	189,223
• Deposits	161,982	3.5	166,499	156,468
• Marketable debt securities	26,342	(4.8)	25,376	27,683
• Subordinated debt	7,283	43.6	7,611	5,072
Other liabilities	19,873	(1.6)	20,634	20,200
Net income	803	(6.4)	3,009	858
Minority interests	7,301	(4.2)	6,394	7,623
Capital	1,566	-	1,566	1,566
Reserves	14,824	5.4	13,569	14,068
TOTAL LIABILITIES	**303,332**	**(2.5)**	**309,246**	**311,268**
Other customer funds managed	126,144	6.2	124,496	118,800
• Mutual funds	50,518	5.3	49,901	47,987
• Pension funds	40,447	3.9	41,249	38,916
• Customers' portfolios and assets	35,179	10.3	33,346	31,897
MEMORANDUM ITEMS (1):				
Average total assets	303,907	7.1	302,662	283,712
Risk-weighted average assets	170,268	3.4	169,028	164,619
Average shareholders' funds	13,243	12.8	13,159	11,742

(1) Calculated with data from the last four quarters.

Business volume(1) (2)

(Billions of euros)


465
431
355
+8.0%
March 2000
March 2001
March 2002

(1)Gross lending and customer funds managed
(2) Excluding Argentina

Gross lending(1)

(Billions of euros)


149
138
115
+8.0%
March 2000
March 2001
March 2002

(1) Excluding Argentina

must take account of the distortion caused by the devaluation of most Latin American currencies against the euro. Especially worth mentioning is the weakening of the Argentinean peso, which has lost 67% against the euro since March 2001.

In this scenario, BBVA total assets amounted to 303 billion euros on 31 March 2002, with customer business accounting for an increasingly larger share. The volume of business, which comprises loans and total customer funds under management, totalled 474 billion euros, an increase of 4.7% with respect to March 2001, or 8.0% if one excludes the contribution of the Group's Argentinean affiliates. Within this aggregate, customer loans amounted to 152 billion euros, 5.1% more than on the same date last year, or 8.0% if one disregards Argentina. The funds under Group management - funds recorded on balance sheet, mutual funds, pension funds and customer portfolios - totalled 322 billion euros, 4.5% up on March 2001, or 8.0% higher if one excludes Argentina.

On the domestic market, the economic slowdown of the last six months of 2001 year failed to dampen lending throughout the sector during the

Gross lending to other resident sectors

(Billions of euros)


84
76
73
+9.9%
March 2000
March 2001
March 2002

Breakdown of gross lending to other resident sectors

(Percentage)


Secured loans
Other
44.7
47.0
48.3
55.3
53.0
51.7
March 2000
March 2001
March 2002

Total lending

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
Public sector	12,886	13.1	12,155	11,397
Other resident sectors	83,558	9.9	82,259	76,063
• Secured loans	40,340	12.9	39,077	35,735
• Commercial loans	6,842	9.6	7,242	6,245
• Other term loans	30,600	4.7	30,502	29,238
- of which: personal loans	22,232	4.8	22,577	21,204
• Credit card debtors	841	3.5	900	813
• Other	1,999	34.8	1,700	1,483
• Finance leases	2,936	15.2	2,838	2,549
Lending to non-residents	53,485	(2.2)	59,059	54,691
• Secured loans	15,588	(5.7)	16,877	16,521
• Other	37,897	(0.7)	42,182	38,170
Non-performing loans	2,418	(12.6)	2,675	2,765
GROSS LENDING	**152,347**	**5.1**	**156,148**	**144,916**
Loan loss provisions	(5,304)	(2.6)	(5,928)	(5,447)
NET LENDING	**147,043**	**5.4**	**150,220**	**139,469**
MEMORANDUM ITEM (excluding Argentina):				
Total lending	143,659	8.4	142,707	132,483

first quarter of the year, and it continued growing at rates similar to those seen in the last part of 2001. In this scenario, BBVA reported further signs of stronger y-o-y growth in lending to other resident sectors, which totalled 84 billion euros, 9.9% more than in March 2001. Once again, secured loans were the best performer, having jumped 12.9%, or 18% if one disregards the finance associated to Subsidized Housing programs, which remains at the same level as March 2001. Other highlights included the good performance of financial leases, together with the upturn in commercial loans and, to a lesser extent, in consumer lending. Public sector financing amounted to 13 billion euros, and continues to grow at a steady pace, 12.8%, making BBVA the market leader in this segment.

Meanwhile lending to non-residents topped 53 billion euros, its performance being heavily affected by the devaluation of the Argentinean peso. Consequently, growth in this item would total 5% if the contribution of the Group's units in Argentina was disregarded. In local currency terms, the highest levels of growth came in Brazil (53.3%), Venezuela (11%) and Chile (10.7%). In Mexico, the volume of lending has been hit by the heavy downturn in public sector

Evolution of non-performing loans

(Millions of euros)

	1Q02	4Q01	3Q01
INITIAL BALANCE	**2,675**	**2,497**	**2,605**
Net change	(257)	178	(108)
+ Entries	472	1,336	424
– Outflows	(426)	(542)	(392)
– Write-offs	(303)	(616)	(140)
BALANCE AT THE END OF THE PERIOD	**2,418**	**2,675**	**2,497**

Non-performing and loan loss provisions

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
TOTAL NON-PERFORMING LIABILITIES	**2,513**	**(14.0)**	**2,767**	**2,923**
Non-performing loans	2,418	(12.6)	2,675	2,765
• Public sector	40	(16.6)	41	48
• Other resident sectors	774	(0.7)	786	779
• Non-resident sector	1,604	(17.2)	1,848	1,938
Non-performing off-balance items	95	(39.9)	92	158
TOTAL RISK	**168,801**	**4.8**	**172,624**	**161,070**
Total lending (gross)	152,347	5.1	156,148	144,916
Off-balance items	16,454	1.9	16,476	16,154
PROVISIONS	**5,501**	**(1.2)**	**6,113**	**5,567**
Loan loss provisions	5,304	(2.6)	5,928	5,447
Off-balance items provisions	197	63.2	185	120
MEMORANDUM ITEMS:				
Assets repossessed	847	(19.8)	856	1,056
Reserves	323	(29.3)	338	457
Coverage (%)	38.1		39.5	43.3

NPL ratios and coverage

(Millions of euros)

	31-03-02	31-12-01	31-03-01
NPL RATIOS (%):			
Non-performing loans / Total lending	1.59	1.71	1.91
Non-performing liabilities / Total risk	1.49	1.60	1.81
COVERAGE RATIO (%):			
Coverage of non-performing loans	219.4	221.6	197.0
Coverage of total risks	218.9	220.9	190.5
Coverage with mortgage guarantees	249.4	249.0	230.1
MEMORANDUM ITEMS (excluding Argentina):			
Non-performing loans / Total lending	1.53	1.58	1.80
Coverage of non-performing loans	217.7	205.9	207.4

lending, while in Peru and Colombia the volume remains at almost the same level as twelve months ago due to the voluntary restriction in the granting of new loans prompted by the economic slowdown.

The application of strict risk management criteria, both on the domestic market and in BBVA's overseas affiliates, resulted in a 12.6% y-o-y decrease in the Group's volume of non-performing loans. Consequently, the NPL ratio is at a record low, having ended the quarter at 1.59%, 32 basis points lower than in March 2001. At the same time, the NPL cover rate now stands at 219.4%, much higher than twelve months ago, when it stood at 197%. Without considering Argentina, the NPL ratio stands at 1.53% and the cover rate at 217.7%.

NPL ratio[1]

(Percentage)


1.50
1.80
1.53
March 2000
March 2001
March 2002

(1) Excluding Argentina

NPL coverage ratio[1]

(Percentage)


207.4
217.7
March 2000
March 2001
March 2002

(1) Excluding Argentina

As at 31 March 2002, customer funds recorded on balance sheet totalled 196 billion euros, 3.4% more than on the same date last year or 6.6% if one excludes Argentina. On the domestic market, in recent months the falling interest rates have clearly pushed customers towards the more liquid products and triggered a slowdown in the pace of growth of time deposits. In this context, the Group has maintained its policy of optimising customer funds, giving priority to the marketing of the least expensive products. Consequently, transactional liabilities (current and savings accounts) go from strength to strength, and at the end of March 2002 accounted for 66% of all the deposits of the resident sector (as compared to 60% on the same date last year). Current accounts totalled 20 billion euros, a y-o-y increase of 13.4%, while savings accounts amounted to 15 billion euros, almost 20% more than in March 2001, much of this being due to the success of the "savings fortnight" held in the month of March. This good performance by the more liquid deposits has also made the deposit structure less expensive and helped to keep the domestic market customer spread at 4.16%, at a similar level to the last quarter of 2001. Time deposits amounted to 18 billion euros at the end of March, a y-o-y drop of 11.9% that is largely due to the Group's decision not to renew high-cost products issued in previous years and which have matured in recent months. Public

Customer funds managed[1]

(Billions of euros)


Other customer funds managed
Customer funds recorded on balance sheet
240
103
137
293
113
180
316
124
192
+8.0%
March 2000
March 2001
March 2002

(1) Excluding Argentina

Breakdown of deposits[1]

(Percentage)


Time deposits
Transactional deposits (2)
47.8
52.2
56.8
43.2
50.4
49.6
March 2000
March 2001
March 2002

1) Excluding Argentina
2) Current and savings accounts

Customer funds managed

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
CUSTOMER F. RECORDED ON BALANCE SHEET	**195,607**	**3.4**	**199,486**	**189,223**
DEPOSITS	**161,982**	**3.5**	**166,499**	**156,468**
Public sector	8,453	34.9	6,638	6,264
Other resident sectors	63,157	2.2	65,502	61,811
• Current accounts	19,881	13.4	20,480	17,524
• Savings accounts	15,062	19.7	14,173	12,580
• Time deposits	17,968	(11.9)	17,008	20,399
• Assets sold with repurchase agreement	10,246	(9.4)	13,841	11,308
Non-resident sector	90,372	2.2	94,359	88,393
• Current and savings accounts	28,949	10.6	33,308	26,171
• Time deposits	49,802	(14.8)	49,793	58,420
• Assets sold with repurchase agreement and other accounts	11,621	205.7	11,258	3,802
MARKETABLE DEBT SECURITIES	**26,342**	**(4.8)**	**25,376**	**27,683**
Mortgage bonds	6,075	(10.8)	6,083	6,807
Other	20,267	(2.9)	19,293	20,876
SUBORDINATED DEBT	**7,283**	**43.6**	**7,611**	**5,072**
OTHER CUSTOMER FUNDS MANAGED	**126,144**	**6.2**	**124,496**	**118,800**
Mutual funds	50,518	5.3	49,901	47,987
Pension funds	40,447	3.9	41,249	38,916
Customers' portfolios and assets	35,179	10.3	33,346	31,897
TOTAL CUSTOMER FUNDS MANAGED	**321,751**	**4.5**	**323,982**	**308,023**
MEMORANDUM ITEMS (excluding Argentina):				
Customer funds recorded on balance sheet	191,621	6.6	191,153	179,708
Other customer funds managed	124,140	10.1	119,093	112,744
Total customer funds managed	315,761	8.0	310,245	292,452

Authority debits totalled 8 billion euros at the end of the quarter, 34.9% higher than on 31-3-01, specifically influenced by repo business, in which BBVA participates actively.

Non-resident deposits totalled 90 billion euros, up 2.2%, or 8.4% if one disregards Argentina. As on the domestic market, the Group's overseas affiliates also gave the less expensive products (current and savings accounts) priority over time deposits. In local currency terms, the highest growth in deposits was reported in Brazil (33.4%), Venezuela (20.5%), Colombia (10.4%), Mexico (9.9%) and Chile (8.4%).

The volume of marketable debt securities dropped 4.8% to 26 billion euros due to the expiry of issues that matured during the latter part of last year, while the Group's subordinated debt liabilities topped the 7 billion euro mark, having soared 43.6% on account of the 1.5 billion euro issue at the end of last December.

Customer funds managed off balance sheet topped 126 billion euros, 6.2% up on March 2001, or 10.1% excluding Argentina. On the home market, the stock market volatility and instability that lasted throughout the previous

Other customer funds managed

(Millions of euros)

	31-03-02	Δ%	31-12-01	31-03-01
SPAIN	**58,193**	**5.0**	**58,604**	**55,442**
MUTUAL FUNDS	**36,527**	**2.7**	**36,691**	**35,562**
Mutual Funds (ex Real Estate)	36,349	2.7	36,517	35,391
• Money Market	10,635	42.9	10,378	7,442
• Fixed-income	11,847	2.2	11,803	11,595
Of which: Guaranteed	5,771	2.0	5,847	5,660
• Mixed	4,647	(30.0)	5,009	6,641
Of which: International funds	3,705	(6.6)	4,037	3,967
• Equities	9,165	(4.7)	9,272	9,620
Of which: Guaranteed	4,373	8.9	4,556	4,015
International funds	4,103	15.9	4,052	3,539
• Global	55	(41.7)	55	93
Real Estate Mutual Funds	178	4.2	174	171
PENSION FUNDS	**10,612**	**11.1**	**10,680**	**9,552**
Individual pension plans	5,313	7.3	5,343	4,951
Employment and associated funds	5,299	15.2	5,337	4,601
CUSTOMERS' PORTFOLIOS AND ASSETS	**11,054**	**7.0**	**11,233**	**10,328**
REST OF THE WORLD	**67,951**	**7.2**	**65,892**	**63,358**
Mutual funds	13,991	12.6	13,210	12,425
Pension funds	29,835	1.6	30,569	29,364
Customer's portfolios and assets	24,125	11.8	22,113	21,569
OTHER CUSTOMER FUNDS MANAGED	**126,144**	**6.2**	**124,496**	**118,800**

year and much of this first quarter continued to dampen the marketing of mutual funds. As at the end of March, the volume of mutual funds in Spain amounted to 36 billion euros, 2.7% more than on the same date of the previous year. As is the case throughout the sector, the funds with a lower risk profile have performed best: FIAMM, fixed interest and guaranteed funds. Overseas mutual funds totalled 14 billion euros, having increased 12.6% since March 2001. In Spain, BBVA now manages 11 billion euros in pension funds, 11.1% more than twelve months ago, while the Group's overseas pension managers have 30 billion under management, representing an increase of 13.7% if one disregards the contribution of the Group's Argentinean affiliate, Consolidar. Lastly, the volume of assets administered in customer portfolios reached 35 billion euros, a y-o-y rise of 10.3%.

Goodwill in consolidation

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
By global and proportional integration	2,956	5.4	3,045	2,804
• Banks in America	1,964	25.8	2,022	1,562
• Pension fund managers in America	687	(23.9)	709	902
• Other	305	(10.3)	314	340
Carried by the equity method	1,536	(5.3)	1,572	1,622
GOODWILL IN CONSOLIDATION	**4,492**	**1.5**	**4,617**	**4,426**



BBVA Group earnings

In the first quarter of 2002, the BBVA Group obtained an attributable profit of 587 million euros, an increase of 6.0% with regard to the figure reported last year. ROE is 18.1%, in line with the figure for 2001.

By using the equity accounting method to record Argentina's earnings, as indicated at the start of this report, the impact of the country's situation on the Group's operations is limited to only one line of the income statement, making it easier to understand the Group's first quarter earnings and to compare them with those obtained in the first quarter of 2001, yet without affecting the net attributable profit figure. Consequently, and unless stated otherwise, the comments below refer to the proforma income statement that includes Argentina by the equity accounting

Consolidated income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
Financial revenues	4,519	(22.6)	5,838
Financial expenses	(2,489)	(35.3)	(3,846)
Dividends	84	(5.6)	89
NET INTEREST INCOME	**2,114**	**1.6**	**2,081**
Net fee income	971	6.4	912
BASIC MARGIN	**3,085**	**3.1**	**2,993**
Market operations	206	n.m.	46
ORDINARY REVENUE	**3,291**	**8.3**	**3,039**
Personnel costs	(1,002)	(0.9)	(1,012)
General expenses	(550)	(6.2)	(586)
GENERAL ADMINISTRATIVE EXPENSES	**(1,552)**	**(2.9)**	**(1,598)**
Depreciation and amortization	(177)	(3.2)	(184)
Other operating revenues and expenses (net)	(80)	33.4	(60)
OPERATING INCOME	**1,482**	**23.7**	**1,197**
Net income from comp. carried by the eq. method	139	(16.8)	168
Memorandum item: dividends received	(59)	(19.6)	(74)
Amortization of goodwill in consolidation	(136)	29.0	(106)
Net income on Group transactions	112	(58.9)	272
Net loan loss provisions	(437)	33.3	(328)
• Gross provisions	(630)	24.1	(508)
• Reversals	145	77.1	82
• Recoveries	48	(50.9)	98
Net securities writedowns	3	n.m.	1
Extraordinary items (net)	(86)	48.8	(57)
PRE-TAX PROFIT	**1,077**	**(6.1)**	**1,147**
Corporate income tax	(274)	(5.2)	(289)
NET INCOME	**803**	**(6.4)**	**858**
Minority interests	(216)	(28.9)	(305)
• Preference shares	(76)	(4.7)	(80)
• Other	(140)	(37.4)	(225)
NET ATTRIBUTABLE PROFIT	**587**	**6.0**	**553**

method, which is more relevant from an analytical viewpoint.

The main highlight of the BBVA Group's earnings for the three first months of the year has been the excellent performance of recurrent income, mirrored by the fact that operating income rose 30.1% with respect to the first quarter of 2001, even though there were no significant perimeter changes between the two periods, and business was marked by a less favourable context in certain markets on which the Group operates.

This dynamic growth in operating income was based on the increase in income, ordinary income having jumped 13.2%, and on the containment of general administrative expenses,

Consolidated income statement (Argentina consolidated by equity method) (Millions of euros)

	1Q02	Δ% (YoY)	1Q01
Financial revenues	4,257	(22.9)	5,523
Financial expenses	(2,336)	(36.8)	(3,694)
Dividends	84	(3.3)	87
NET INTEREST INCOME	**2,005**	**4.6**	**1,916**
Net fee income	926	14.4	810
BASIC MARGIN	**2,931**	**7.5**	**2,726**
Market operations	168	n.m.	12
ORDINARY REVENUE	**3,099**	**13.2**	**2,738**
Personnel costs	(959)	3.3	(928)
General expenses	(524)	(2.1)	(536)
GENERAL ADMINISTRATIVE EXPENSES	**(1,483)**	**1.4**	**(1,464)**
Depreciation and amortization	(167)	2.0	(163)
Other operating revenues and expenses (net)	(77)	36.9	(56)
OPERATING INCOME	**1,372**	**30.1**	**1,055**
Net income from comp. carried by the eq. method	132	(40.5)	222
Memorandum item: dividends received	(59)	(19.6)	(74)
Amortization of goodwill in consolidation	(136)	29.0	(106)
Net income on Group transactions	112	(58.9)	272
Net loan loss provisions	(393)	29.7	(303)
• Gross provisions	(579)	22.2	(474)
• Reversals	140	73.1	81
• Recoveries	46	(48.9)	90
Net securities writedowns	3	315.1	1
Extraordinary items (net)	(15)	(66.6)	(45)
PRE-TAX PROFIT	**1,075**	**(1.9)**	**1,096**
Corporate income tax	(270)	3.7	(261)
NET INCOME	**805**	**(3.6)**	**835**
Minority interests	(218)	(22.6)	(282)
• Preference shares	(76)	(4.7)	(80)
• Other	(142)	(29.6)	(202)
NET ATTRIBUTABLE PROFIT	**587**	**6.0**	**553**

which only grew 1.4%. The Group's successful income and expense management made for further improvement in the efficiency ratio, which ended the quarter at 47.9%.

The generation of a growing volume of recurrent income allowed BBVA to offset certain effects, including the 58.9% fall in Income from Group operations, which in the first quarter of 2001 included large capital gains realised on the sale of certain holdings, and to allocate provisions totalling almost 20% more than the previous year in line with the Group's criteria of extreme prudence.

Net interest income grew 4.6% in y-o-y terms, boosted by the large volumes of revenues generated by business in Spain and in Banking in

Consolidated income statement: quarterly evolution

(Millions of euros)

	2002	2001			
	1Q	4Q	3Q	2Q	1Q
Financial revenues	4,519	4,828	5,206	5,736	5,838
Financial expenses	(2,489)	(2,663)	(3,023)	(3,747)	(3,846)
Dividends	84	142	66	198	89
NET INTEREST INCOME	**2,114**	**2,307**	**2,249**	**2,187**	**2,081**
Net fee income	971	1,021	1,016	1,089	912
BASIC MARGIN	**3,085**	**3,328**	**3,265**	**3,276**	**2,993**
Market operations	206	59	204	181	46
ORDINARY REVENUE	**3,291**	**3,387**	**3,469**	**3,457**	**3,039**
Personnel costs	(1,002)	(1,061)	(1,064)	(1,106)	(1,012)
General expenses	(550)	(648)	(628)	(620)	(586)
GENERAL ADMINISTRATIVE EXPENSES	**(1,552)**	**(1,709)**	**(1,692)**	**(1,726)**	**(1,598)**
Depreciation and amortization	(177)	(183)	(185)	(190)	(184)
Other operating revenues and expenses (net)	(80)	(65)	(78)	(83)	(60)
OPERATING INCOME	**1,482**	**1,430**	**1,514**	**1,458**	**1,197**
Net income from comp. carried by the eq. method	139	(45)	177	93	168
Memorandum item: dividends received	(59)	(92)	(47)	(166)	(74)
Amortization of goodwill in consolidation	(136)	(269)	(125)	(123)	(106)
Net income on Group transactions	112	350	(36)	368	272
Net loan loss provisions	(437)	(942)	(326)	(323)	(328)
• Gross provisions	(630)	(1,072)	(455)	(466)	(508)
• Reversals	145	71	74	67	82
• Recoveries	48	59	55	76	98
Net securities writedowns	3	(23)	(8)	(13)	1
Extraordinary items (net)	(86)	(374)	(165)	(131)	(57)
PRE-TAX PROFIT	**1,077**	**127**	**1,031**	**1,329**	**1,147**
Corporate income tax	(274)	358	(309)	(385)	(289)
NET INCOME	**803**	**485**	**722**	**944**	**858**
Minority interests	(216)	62	(186)	(217)	(305)
• Preference shares	(76)	(83)	(82)	(71)	(80)
• Other	(140)	145	(104)	(146)	(225)
NET ATTRIBUTABLE PROFIT	**587**	**547**	**536**	**727**	**553**

America. Indeed, Spanish retail banking and wholesale banking both performed well, reporting increases of 13.3% and 16.9%, respectively.

The domestic net interest income expansion was driven by the growth of the volumes under management and a successful pricing policy. The main highlights with respect to customer business were the rise in the volume of mortgages and the significant growth in lower cost deposits. The customer spread in the resident sector stayed at 4.16%, close to the level reported in the last quarter of 2001 and only 9 basis points lower than in 1Q2001, while market interest rates were cut 40 basis points between the two periods.

Consolidated income statement (Argentina consolidated by equity method): quarterly evolution

(Millions of euros)

	2002	2001			
	1Q	4Q	3Q	2Q	1Q
Financial revenues	4,257	4,513	4,838	5,399	5,523
Financial expenses	(2,336)	(2,483)	(2,839)	(3,591)	(3,694)
Dividends	84	143	66	199	87
NET INTEREST INCOME	**2,005**	**2,173**	**2,065**	**2,007**	**1,916**
Net fee income	926	923	912	958	810
BASIC MARGIN	**2,931**	**3,096**	**2,977**	**2,965**	**2,726**
Market operations	168	59	195	184	12
ORDINARY REVENUE	**3,099**	**3,155**	**3,172**	**3,149**	**2,738**
Personnel costs	(959)	(967)	(975)	(1,020)	(928)
General expenses	(524)	(597)	(576)	(565)	(536)
GENERAL ADMINISTRATIVE EXPENSES	**(1,483)**	**(1,564)**	**(1,551)**	**(1,585)**	**(1,464)**
Depreciation and amortization	(167)	(166)	(167)	(173)	(163)
Other operating revenues and expenses (net)	(77)	(61)	(74)	(79)	(56)
OPERATING INCOME	**1,372**	**1,364**	**1,380**	**1,312**	**1,055**
Net income from comp. carried by the eq. method	132	(400)	205	140	222
Memorandum item: dividends received	(59)	(92)	(47)	(166)	(74)
Amortization of goodwill in consolidation	(136)	(270)	(125)	(123)	(106)
Net income on Group transactions	112	350	(36)	368	272
Net loan loss provisions	(393)	(519)	(279)	(287)	(303)
• Gross provisions	(579)	(635)	(393)	(415)	(474)
• Reversals	140	68	66	65	81
• Recoveries	46	48	48	63	90
Net securities writedowns	3	(23)	(8)	(13)	1
Extraordinary items (net)	(15)	296	(128)	(98)	(45)
PRE-TAX PROFIT	**1,075**	**798**	**1,009**	**1,299**	**1,096**
Corporate income tax	(270)	(58)	(299)	(364)	(261)
NET INCOME	**805**	**740**	**710**	**935**	**835**
Minority interests	(218)	(193)	(174)	(208)	(282)
• Preference shares	(76)	(83)	(82)	(71)	(80)
• Other	(142)	(110)	(92)	(137)	(202)
NET ATTRIBUTABLE PROFIT	**587**	**547**	**536**	**727**	**553**

Domestic customer spread[1]

(Percentage)


3 months Euribor
4.81
4.65
4.34
3.50
3.41
4.25
4.27
4.13
4.16
4.16
Customer spread
1Q01
2Q01
3Q01
4Q01
1Q02

(1) Lending yield less cost of deposits

Basic marging[1]

(Millions of euros)


Net fee income
Net interest income
1,947
649
1,298
2,726
810
1,916
2,931
926
2,005
+7.5%
1Q00
1Q01
1Q02

(1) Argentina consolidated by equity method

Breakdown of yields and costs

	1Q02		4Q01		3Q01	
	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost	% of ATA	% Yield/Cost
Credit entities	9.2	5.00	11.2	4.64	12.3	6.17
• EMU currencies	3.0	2.72	3.9	1.85	5.2	2.12
• Foreign currencies	6.2	6.09	7.3	6.18	7.1	9.15
Lending	50.1	7.43	49.2	7.68	48.0	8.08
• EMU currencies	32.7	5.54	32.1	5.64	31.3	6.15
- Resident	29.9	5.67	29.3	5.88	28.5	6.12
- Other	2.8	4.17	2.8	3.21	2.8	6.38
• Foreign currencies	17.4	10.98	17.1	11.54	16.7	11.69
Securities portfolio	31.0	6.36	31.2	6.92	31.8	7.07
• Fixed-income securities	27.4	6.78	27.4	7.20	28.0	7.71
- EMU currencies	14.3	4.30	13.8	4.71	13.2	5.19
- Foreign currencies	13.1	9.48	13.6	9.72	14.8	9.95
• Equity portfolio	3.6	3.13	3.8	4.90	3.8	2.30
- Companies carried by the equity method	2.5	3.24	2.7	4.40	2.8	2.21
- Other holdings	1.1	2.86	1.1	6.16	1.0	2.54
Non-income producing assets	9.7	-	8.4	-	7.9	-
AVERAGE TOTAL ASSETS	**100.0**	**6.18**	**100.0**	**6.52**	**100.0**	**6.92**
Credit entities	20.9	4.27	21.9	3.82	21.5	5.58
• EMU currencies	11.7	3.66	12.4	3.88	10.7	5.34
• Foreign currencies	9.2	5.05	9.5	3.74	10.8	5.83
Customer funds	64.3	3.70	63.4	4.14	63.7	4.16
• Customer deposits	53.3	3.60	52.6	4.08	52.7	4.18
- EMU currencies	26.6	2.12	25.4	2.22	25.6	2.80
• Resident deposits	17.2	1.51	17.7	1.72	17.5	1.99
• Other	9.4	3.24	7.7	3.37	8.1	4.52
- Foreign currencies	26.7	5.08	27.2	5.81	27.1	5.49
• Debt and other marketable securities	11.0	4.16	10.8	4.41	11.0	4.08
- EMU currencies	7.5	3.90	7.5	3.25	7.5	3.08
- Foreign currencies	3.5	4.72	3.3	7.08	3.5	6.21
Shareholders' funds	4.5	-	4.3	-	4.4	-
Other funds without cost	10.3	-	10.4	-	10.4	-
AVERAGE TOTAL LIABILITIES	**100.0**	**3.34**	**100.0**	**3.49**	**100.0**	**3.97**
NET INTEREST MARGIN / ATA		**2.84**		**3.03**		**2.95**

Net fee income[1]

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET FEE INCOME	**926**	**14.4**	**810**
Collection and payment services	357	35.6	263
• Credit and debit cards	140	88.7	74
• Others	217	14.8	189
Clients' portfolios	339	0.5	338
• Mutual and pension funds	313	(1.2)	317
• Portfolios managed	26	25.6	21
Other securities services	141	5.0	135
• Purchase / sale of securities	42	(29.8)	60
• Underwriting and placing	21	195.1	7
• Custody services	78	15.2	68
Other commissions	89	19.9	74

(1) Argentina consolidated by equity method.

Another area of business where net interest income fared well was Banking in America, with most countries making positive contributions, in particular Venezuela, Brazil and Puerto Rico. However, net interest income slid 9.9% in Mexico, dragged down by the drastic fall in interest rates despite active management of the cost of deposits.

The Group received 926 million euros of net fees in the first quarter of the year, 14.4% more than in the same period of 2001. Mexico accounted for the lion's share of this growth, reporting a rise of 59%, thus compensating for the decline in its net interest income, as did the other American countries, attesting to the positive effect of the application of the Latin American units' specific profitability improvement programs.

Traditional banking business fees and card fee income did very well, growing 35.6%, in contrast to the slowdown in asset management fee income, as the volume of assets managed in Spain remained fairly static on account of the state of the markets, and customers' marked preference for products such as the monetary funds, which generate lower commissions and therefore less fee income.

Income from market operations totalled 168 million euros and included 36 million euros of capital gains generated in the quarter by the sale of the Havas Group stake. The reason why its

Ordinary revenue[1]

(Millions of euros)



2,187
2,738
3,099
+13.2%
1Q00
1Q01
1Q02

(1) Argentina consolidated by equity method

General administrative expenses[1]

(Millions of euros)



1,222
1,464
1,483
+1.4%
1Q00
1Q01
1Q02

(1) Argentina consolidated by equity method

General administrative expenses[1]

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
PERSONNEL COSTS	**959**	**3.3**	**928**
Wages and salaries	719	4.3	689
• Fixed remuneration	587	1.8	577
• Variable remuneration	132	17.3	112
Employees welfare expenses	162	8.8	149
• Of which: pension funds	34	12.5	31
Training expenses and other	78	(13.3)	90
GENERAL EXPENSES	**524**	**(2.1)**	**536**
Premises	120	(7.3)	129
Computer equipment	100	(1.4)	102
Communications	72	(5.3)	76
Publicity	37	4.5	36
Corporate expenditure	20	(11.9)	23
Other expenses	132	7.3	123
Taxes	43	(8.8)	47
TOTAL GENERAL ADMINISTRATIVE EXPENSES	**1,483**	**1.4**	**1,464**

(1) Argentina consolidated by equity method.

growth was so high this quarter is that in 1Q2001 BBVA recorded 147 million euros of negative exchange differences derived from the financing of investments in Latin America.

The BBVA Group displayed its ability to optimise operating costs once again in the first quarter, reporting a y-o-y rise of only 1.4%, with generalized containment in all the businesses and geographical areas in which the Group operates, even in those where inflation rates remain high. The banking business units in America (excluding Argentina) reported a 0.7% decline in expenses, while Mexico reported a moderate increase of 3.1%. Throughout the Group, personnel expenses inched up 3.3%, while general expenses fell 2.1%, with cuts in the main items of expense.

Number of employees


105,694
97,072
-8.2%
33,129
32,133
Spain
America and rest of the world
72,565
64,939
March 2001
March 2002

Number of branches


8,898
7,977
-10.4%
3,811
3,644
Spain
America and rest of the world
5,087
4,333
March 2001
March 2002

The combination of heavy, sustained revenue growth and cost containment brought about a further advance in the efficiency ratio, which ended the first quarter of the year at 47.9% (47.2% including Argentina), as compared to 53.5% in the first quarter of 2001 and 50.5% in the whole of last year. The efficiency ratio improved across the board in all the Group's business areas, although the biggest improvements came in the domestic retail business and in Banking in America.

Operating income jumped 30.1% in y-o-y terms to 1,372 million euros, almost the same as the figure reported in 3Q2001, which was the highest in such year. The Spanish retail banking business and the Banking units in America were the main driving forces behind such growth. Even without considering the dividends, which did not perform as usual during the year, or income from market operations, the y-o-y growth in operating income stood at 17.2% at the end of the first quarter of 2002 and the amount, 1,120 million euros, helped to consolidate the high level reached in the last two quarters of the previous year.

After deducting dividends perceived, equity accounting income totalled 132 million euros, 40.5% less than in the first quarter of 2001.

Some of the Group's main holdings in industrial companies contributed less to earnings this quarter, mainly due to the application of a conservative policy in recording the earnings of investee companies with interests in Argentina. By contrast, Crédit Lyonnais and BNL made bigger contributions. This item also includes the net attributable profit obtained in Argentina, which fell drastically from 53 million euros in the first quarter of 2001 to a loss of 4 million this quarter.

Income from group operations totalled 112 million euros in 1Q, 58.9% less than the 272 million recorded in January-March 2001, when the Group recorded high extraordinary capital gains from the sale of its holdings in Finaxa, Axa Aurora and Profuturo.

Despite income from group operations and equity accounting having dropped 250 million euros in y-o-y terms, during the first quarter of 2002 BBVA allocated total provisions of 567 million, 19.8% more than the 474 million allocated in the same period of the previous year.

Net loan loss provisioning jumped 29.7% due to the application of very prudent criteria throughout the Group and in particular in Latin American transactions, with the subsequent

Operating income[1]

(Millions of euros)



938
1,055
1,372
+30.1%
1Q00
1Q01
1Q02

(1) Argentina consolidated by equity method

Total net provisions and net income on Group transactions[1]

(Millions of euros)



Total net provisions
Net income on Group transactios
474
272
567
112
1Q01
1Q02

(1) Argentina consolidated by equity method

Net income on Group transactions and total net provisions[1]

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INCOME ON GROUP TRANSACTIONS	**112**	**(58.9)**	**272**
TOTAL NET PROVISIONS	**(567)**	**19.8**	**(474)**
Net loan loss provisions	(393)	29.7	(303)
• Gross provisions	(579)	22.2	(474)
• Reversals	140	73.1	81
• Recoveries	46	(48.9)	90
Amortization of goodwill in consolidation	(136)	29.0	(106)
Net securities writedowns	3	n.m.	1
Special reserves	(41)	(37.2)	(66)

(1) Argentina consolidated by equity method.

reinforced coverage, at corporate level, of potential contingencies. As a result, bad debt cover stood at 217.7% (219.4% including Argentina) at the end of the quarter, 10 percentage points higher than at the end of March, 2001, while the NPL ratio hit a record low of 1.53% and non performing loans dropped to 12.6%.

Goodwill amortization charges totalled 136 million euros, 29.0% more, due to the increase in the Group's interest in Bancomer and in Banca Nazionale del Lavoro between both periods.

Summarising, the lower income from group operations and equity accounting, together with the higher provision allocations, resulted in 1Q2002 pre-tax profit falling 1.9% to 1,075 million euros. After Corporate Tax, net income totalled 805 million, a drop of 3.6%. Minority earnings dropped to 22.6% mainly on account of the Group's increased stake in Bancomer. Therefore Group net attributable profit amounted to 587 million euros, 6.0% higher than in the first quarter of last year. The EPS, 0.18 euros, is growing at the same pace.



Business Areas

This chapter breaks down the BBVA Group's business activities and earnings into the different lines of business that contribute to generate such earnings.

In order to prepare these financial statements by business areas, BBVA takes into consideration the smallest units (basically, offices), which is where all the accounting information related to the business they handle is to be found. Subsequently, and following the established business structure, the centres are classified and aggregated to determine each of the business areas. Similarly, all the companies that form part of the Group are also assigned to businesses in line with their activity, and their businesses are disaggregated and allocated to into various areas or units whenever required by the diversity of their business.

Once the structure of each business has been defined in this way, the management adjustments inherent to the model are established and applied. These adjustments include the allocation of the capital base resources to each business unit and area, the assignment of internal liquidity requirements and the distribution of direct and indirect expenses.

In allocating shareholders' equity, the model uses an economic capital allocation system, based on a detailed statistical analysis of the risks incurred by each business, to quantify the real capital needs and credit, operational, and market risks derived from the Group's different business activities and operations.

The model first quantifies the volume of "pure" equity (capital and reserves) that should be allocated to the risks of each business area, and this serves as a reference for determining the Return on Equity (ROE) of each business; followed by the allocation of other capital base resources (subordinated debt, preferred shares) as well as the costs associated with these finance facilities.

This methodology effectively relates the various risks associated with each business area and the appropriate leverage, as well as defining metrics for a risk-based profitability system.

There is one exception to the equity-allocation methodology described above. In particular, in the businesses related to Banking in America and Mexico, BBVA has maintained the book shareholders' funds that would be derived from consolidation in each of the countries, since it considers that this allocation is best suited to these areas' economic situation.

As for the internal transfer prices used to calculate the liquidity shortfalls or excesses of each business, a different reference is established in terms of the duration and terms of the products, thus tying balance sheet assets more closely to their respective terms and prices.

Furthermore, the model allocates all direct and indirect expenses to each area of business, except for markedly institutional expenses, which are not clearly linked to the business.

Lastly, it should be underscored that the method used in the model to calculate each area's volume of business does not eliminate any intergroup transactions that affect the different areas.

As explained earlier, to present the financial information about each area, BBVA has used objective criteria of homogeneity and coherence to group the lines of business. By doing so, the image of the Group is much more realistic, affording a better overview of its structure and evolution. The economic crisis in Argentina and the constant changes in the country's banking laws and regulations, which are having asymmetrical effects on assets and liabilities following the peso's devaluation, means that Argentina's financial statements are fairly inconsistent at the present time. For these reasons, and so as to permit a homogeneous comparison of the areas that would be affected by including the companies that operate in that country (Banco Francés Group, the pension fund manager Consolidar AFJP and the insurance companies), BBVA has isolated Argentina's contribution and recorded its income by the equity method under Corporate Activities, without this having any effect on the Group net profit figure.

Consequently, this quarterly report breaks down the information per area into the following lines of business:

- **Retail Banking in Spain and Portugal:** the Group's area that handles the retail business in Spain and Portugal. Includes the residential segment of the domestic market, the Finanzia Group (which specialises in consumer product sale financing, the distribution of card products and in renting activities), the e-banking business conducted through Uno-e and BBVA Portugal.

- **Wholesale and Investment Banking:** comprises domestic and international corporate banking, the export credit and Public sector banking (Institutional Banking and Banco de Crédito Local) businesses, as well as the earnings and activities of the trading rooms located in Spain, Europe and New York, and those associated to the Group's stock brokerage company.

- **Mexico:** this area comprises all the business generated by Bancomer and its affiliates, including the insurance companies, and the business generated by the pension fund manager Afore Bancomer.

- **Banking in America:** outlines the activities and earnings of the Group's affiliate banks in Latin America and of its companies, with the exception of the pension fund managers and insurance companies, which are included under Asset Management and Private Banking. As explained beforehand, this area's earnings do not include the Banco Francés Group's earnings, which are listed under Corporate Activities as equity accounting income.

- **Asset Management and Private Banking:** formed by the pension fund management and private banking business conducted through the different specialized units in Spain and overseas (except Afore Bancomer, which is included under Mexico, and the Argentina-based pension fund manager, whose earnings are displayed under Corporate Activities as equity accounting income), the European mutual fund management business and the securities trust and custodial services. This area also includes the earnings associated to the Spanish and Latin American insurance business, (except for the insurance companies in Mexico and Argentina).

- **Corporate Activities:** comprises the business derived from the Group's real estate and industrial holdings, the e-business and the bank's holdings, as well as the activities and earnings of the support units such as the Assets and Liabilities Committee. Furthermore, it comprises any other items, mainly formed by extraordinary provisioning and goodwill amortization charges that cannot be assigned to the areas on account of their nature. Lastly, and for the reasons specified above, it includes the earnings of the Group companies based in Argentina, which are recorded as equity accounting income.

This new area structure conforms to the internal organization created to management and monitor the Group's business interests. The figures for 2001, which are displayed for purposes of comparison, have been drawn up with homogeneous criteria.

Business areas contribution to net attributable profit

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
Retail Banking in Spain and Portugal	274	23.4	222
Wholesale and Investment Banking	99	(4.8)	104
Mexico	100	(9.9)	111
Banking in America	60	17.6	51
Asset Management and Private Banking	103	(2.8)	106
Corporate Activities	(49)	19.5	(41)
NET ATTRIBUTABLE	**587**	**6.0**	**553**

ROE and efficiency

(Percentage)

	ROE		Cost/Income ratio	
	1Q02	1Q01	1Q02	1Q01
Retail Banking in Spain and Portugal	32.9	27.1	47.7	50.8
Wholesale and Investment Banking	27.1	30.8	30.4	33.3
Mexico	13.8	20.3	47.7	48.0
Banking in America	7.7	8.6	49.3	58.4
Asset Management and Private Banking	55.0	62.6	30.5	30.6
BBVA GROUP	**18.1**	**19.9**	**47.9**	**53.5**

Retail Banking in Spain and Portugal

Income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INTEREST INCOME	**769**	**13.3**	**679**
Net fee income	319	-	319
BASIC MARGIN	**1,088**	**9.0**	**998**
Market operations	11	(35.3)	17
ORDINARY REVENUE	**1,099**	**8.3**	**1,015**
Personnel costs	(352)	3.2	(341)
General expenses	(172)	(1.7)	(175)
GENERAL ADMINISTRATIVE EXPENSES	**(524)**	**1.6**	**(516)**
Depreciation and amortization	(35)	(5.4)	(37)
Other operating revenues and expenses	(12)	(20.0)	(15)
OPERATING INCOME	**528**	**18.1**	**447**
Net income from companies carried by the equity method	-	-	-
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	-	-	-
Net loan loss provisions	(93)	13.4	(82)
Extraordinary items (net) and other	1	n.m.	(1)
PRE-TAX PROFIT	**436**	**19.8**	**364**
Corporate income tax	(145)	19.8	(121)
NET INCOME	**291**	**19.8**	**243**
Minority interests	(17)	(19.0)	(21)
NET ATTRIBUTABLE	**274**	**23.4**	**222**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01
Net lending	72,940	9.6	66,528
Securities portfolio	859	73.2	496
Cash, interbank & monetary assets	1,219	(42.2)	2,109
Inter – area positions	8,769	(7.7)	9,500
Fixed assets	859	(8.1)	935
Other assets	1,724	(5.2)	1,818
TOTAL ASSETS / LIABILITIES	**86,370**	**6.1**	**81,386**
Deposits and debt securities	47,727	2.1	46,729
Income for the period	291	19.8	243
Equity assigned	5,851	17.2	4,993
• Shareholders' funds	3,361	11.3	3,020
• Other eligible funds	2,490	26.2	1,973
Interbank accounts	3,464	(1.7)	3,523
Inter – area positions	25,532	12.2	22,762
Other liabilities	3,505	11.8	3,136
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	34,826	2.1	34,102
• Pension funds	5,309	6.7	4,976
• Customers' portfolios and assets	2,309	(5.5)	2,444

Relevant ratios

(Percentage)

	31-03-02	31-03-01
ROE	32.9	27.1
Cost / income ratio	47.7	50.8
NPL ratio	1.11	1.18
Coverage ratio	191.0	155.9

This area fared extremely well during the first quarter of 2002, reporting significant growth in the main income items. Basic income jumped 9%, boosted by the good performance of net interest income. The fact that operating expenses remained at levels similar to last year resulted in operating income rising to 528 million euros, 18.1% higher than in 2001. The efficiency ratio improved 316 basis points in y-o-y terms to 47.7%. Net attributable profit grew 23.4% to 274 million euros and ROE rose to 32.9%, a significant improvement on the 27.1% of the previous year. As far as business activity is concerned, at the end of the first quarter the area reported gross lending of 72,940 million euros, a y-o-y increase of 9.6%. The NPL ratio dropped to 1.11% (1.18% in 1Q2001), and the coverage ratio ended at 191.0%.

In the first quarter of 2002, the Retail unit accounted for 80% of the area's ordinary income, 86% of customer funds and 72% of lending, so the growth of the whole area's earnings and activities depends heavily on the unit's performance. Retail's ordinary income rose 9.5% on a y-o-y basis, driven by the good performance of net interest income, which was boosted by the upturn in lending (above all in mortgages) and the application of a strict pricing policy. This satisfactory evolution of net interest income offset the sluggish fee income, dampened by the market situation's effect on the mutual funds. Due to operating cost containment, operating income amounted to 403 million euros. Group net attributable profit totalled 215 million, almost 22% higher than in the same period last year.

Throughout the first quarter of 2002, the area successfully launched a series of sales campaigns. These included the traditional "savings fortnight", which attracted a volume of almost 2 billion euros in funds, the sale of 500 million euros of BBVA preferred stock, the placement of 500 million in the BBVA Plus Creciente deposit and the issue of more than 235,000 cards with the February launch of the new "Blue Joven Recarga" card.

SME's ended the first quarter with 16.1 billion euros of lending, and leads the field in the financing of business investment projects in collaboration with the ICO (Official Credit Institute). There was also strong growth in leasing operations.

The Finanzia Group, which specialises in consumer finance, saw its volume of customer loans jump 15% and its ordinary income rise by more than 30% in annual terms.

Retail banking in Portugal reported further growth in lending, which rose 9.4% in y-o-y terms. Pre-tax profit doubled the amount reported in 1Q2001.

Lastly Uno-e, the Group's on-line bank, ended the first quarter of 2002 with 130,000 customers, 13% more than in December, and 918 million euros' worth of funds under management, an increase of 31% compared to the end of 2001.

Wholesale and Investment Banking

Income statement

(Millions of euros)

	Wholesale and Investment Banking			Memorandum Item			
				Wholesale Banking		Markets	
	1Q02	Δ% (YoY)	1Q01	1Q02	Δ% (YoY)	1Q02	Δ% (YoY)
NET INTEREST INCOME	**187**	**16.9**	**160**	**133**	**5.6**	**54**	**54.3**
Net fee income	49	(3.9)	51	37	19.4	12	(40.0)
BASIC MARGIN	**236**	**11.8**	**211**	**170**	**8.3**	**66**	**20.0**
Market operations	14	(46.2)	26	12	(20.0)	2	(80.0)
ORDINARY REVENUE	**250**	**5.5**	**237**	**182**	**5.8**	**68**	**4.6**
Personnel costs	(49)	(9.3)	(54)	(28)	–	(21)	(16.0)
General expenses	(27)	8.0	(25)	(12)	8.3	(15)	–
GENERAL ADMINISTRATIVE EXPENSES	**(76)**	**(3.8)**	**(79)**	**(40)**	**2.5**	**(36)**	**(10.0)**
Depreciation and amortization	(4)	–	(4)	(2)	–	(2)	–
Other operating revenues and expenses	(1)	n.m.	–	(2)	–	1	–
OPERATING INCOME	**169**	**9.7**	**154**	**138**	**6.9**	**31**	**29.2**
Net income from companies carried by the equity method	–	n.m.	3	–	n.m.	–	n.m.
Amortization of goodwill in consolidation	–	–	–	–	–	–	–
Net income on Group transactions	–	–	–	–	–	–	–
Net loan loss provisions	(37)	60.9	(23)	(38)	105.3	1	n.m.
Extraordinary items (net) and other	19	11.8	17	16	14.3	3	n.m.
PRE-TAX PROFIT	**151**	**-0**	**151**	**116**	**(7.9)**	**35**	**34.5**
Corporate income tax	(42)	13.5	(37)	(33)	(10.8)	(9)	n.m.
NET INCOME	**109**	**(4.4)**	**114**	**83**	**(6.7)**	**26**	**4.0**
Minority interests	(10)	–	(10)	(8)	14.3	(2)	–
NET ATTRIBUTABLE	**99**	**(4.8)**	**104**	**75**	**(8.5)**	**24**	**4.3**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01	31-03-02	Δ% (YoY)	31-03-02	Δ% (YoY)
Net lending	41,013	7.0	38,337	40,697	7.2	316	(12.9)
Securities portfolio	22,328	(11.8)	25,325	4,189	19.4	18,139	(16.9)
Cash, interbank & monetary assets	24,771	(33.4)	37,217	5,866	1.1	18,905	(39.8)
Inter – area positions	60,014	34.7	44,567	9,789	73.5	50,225	29.0
Fixed assets	71	(20.2)	89	46	(11.5)	25	(32.4)
Other assets	5,470	(6.7)	5,863	468	(67.8)	5,002	13.4
TOTAL ASSETS / LIABILITIES	**153,667**	**1.5**	**151,398**	**61,055**	**12.2**	**92,612**	**(4.5)**
Deposits and debt securities	30,587	10.9	27,593	20,176	39.0	10,411	(20.4)
Income for the period	109	(4.4)	114	83	(6.7)	26	4.0
Equity assigned	2,503	10.9	2,258	2,061	24.4	442	(26.5)
• Shareholders' funds	1,389	6.3	1,307	1,122	19.4	267	(27.2)
• Other eligible funds	1,114	17.1	951	939	31.1	175	(25.2)
Interbank accounts	73,425	(7.3)	79,249	10,931	(0.3)	62,494	(8.5)
Inter – area positions	33,624	12.5	29,886	20,456	(3.1)	13,168	50.1
Other liabilities	13,419	9.1	12,298	7,348	20.6	6,071	(2.2)
OTHER CUSTOMER FUNDS MANAGED							
• Mutual funds	800	60.0	500	800	60.0	–	–
• Pension funds	5	–	5	5	–	–	–
• Customers' portfolios and assets	364	3.4	352	364	3.4	–	–

Relevant ratios

(Percentage)

	31-03-02	31-03-01	31-03-02	31-03-02
ROE	27.1	30.8	27.2	26.7
Cost / income ratio	30.4	33.3	22.0	52.9
NPL ratio	0.60	0.37	0.60	–
Coverage ratio	249.1	588.1	243.5	–

Despite the sluggish markets, the Wholesale and Investment Banking area obtained 169 million euros of operating income in the first quarter of 2002, almost 10% more than recorded in the same period of the previous year. The main factors behind this increase were the satisfactory performance of net interest income, which jumped 17%, and containment of costs, which fell 4%. All of this is clearly mirrored by the efficiency ratio, which improved 293 basis points to 30.4%. On account of the higher allocations made to bad debt provisions during the quarter, pre-tax profit matched that of 1Q 2001. With regard to the NPL and cover rates, it should be pointed out that the cover rate is unlikely to vary significantly, due to the limited volume of bad investment in the area.

The units in this business performed in different ways. In Wholesale Banking, the Public sector banking unit reported higher levels of business, with rates of growth of 20% plus in both lending and funds. However, the falling interest rates and the lower volumes of low-interest transactional liabilities resulted in net interest income dropping 8% in annual terms.

Albeit affected by the slower pace of growth in activity, the domestic Corporate Banking unit reported a 17%-plus increase in net interest income, and a rise of almost 20% in operating income. International Corporate Banking noted a slight slowdown in lending due to the situation of some sectors after 11-September, even though customer funds doubled with regards to 1Q2001 on account of the international agency and customer fund-capturing campaigns. Operating income jumped 14.6% following a fine performance by net interest income and fee income, and helped by stronger containment of general administrative costs, which dropped almost 10%.

During the first quarter of 2002, BBVA continued to spearhead the Spanish export credit business, with a market share in excess of 40%.

In the Markets business, the tension in the dollar and euro interest rate curve and the uncertainty hanging over the financial markets were the highlights this quarter, limiting business opportunities. In spite of this, the area recorded an operating income of 31 million euros, 29% up on the first quarter of 2001.

Markets performed very well in Spain, reporting 41 million euros of ordinary income, twice as much as in 1Q 2001. Income from foreign branches, however, dropped because these units are being reorganized and reoriented towards customer distribution activities.

Equities origination and distribution reported lower volumes of business as a result of the international stock market scenario, leading to a drop in security transaction fee income.

It should be stressed that, by reorganizing its international business operations and adapting to the new economic scenario, BBVA has made organizational improvements and cut its operating expenses by 10% with respect to last year, thus boosting its efficiency ratio.

Mexico

Income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INTEREST INCOME	**571**	**(9.9)**	**634**
Net fee income	339	59.9	212
BASIC MARGIN	**910**	**7.6**	**846**
Market operations	59	(32.2)	87
ORDINARY REVENUE	**969**	**3.9**	**933**
Personnel costs	(259)	11.2	(233)
General expenses	(203)	(5.6)	(215)
GENERAL ADMINISTRATIVE EXPENSES	**(462)**	**3.1**	**(448)**
Depreciation and amortization	(51)	13.3	(45)
Other operating revenues and expenses	(46)	53.3	(30)
OPERATING INCOME	**410**	**-0**	**410**
Net income from companies carried by the equity method	7	(58.8)	17
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	(4)	n.m.	-
Net loan loss provisions	(123)	17.1	(105)
Extraordinary items (net) and other	(9)	n.m.	38
PRE-TAX PROFIT	**281**	**(21.9)**	**360**
Corporate income tax	(91)	(3.2)	(94)
NET INCOME	**190**	**(28.6)**	**266**
Minority interests	(90)	(41.9)	(155)
NET ATTRIBUTABLE	**100**	**(9.9)**	**111**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01
Net lending	19,875	2.0	19,488
Securities portfolio	31,890	(5.3)	33,671
Cash, interbank & monetary assets	16,714	123.9	7,465
Inter – area positions	470	49.2	315
Fixed assets	2,634	(9.9)	2,924
Other assets	5,703	27.0	4,492
TOTAL ASSETS / LIABILITIES	**77,286**	**13.1**	**68,355**
Deposits and debt securities	51,854	14.6	45,240
Income for the period	190	(28.6)	266
Equity assigned	2,987	8.5	2,752
• Shareholders' funds	2,902	32.6	2,189
• Other eligible funds	85	(84.9)	563
Interbank accounts	16,060	44.7	11,101
Inter – area positions	49	n.m.	6
Other liabilities	6,146	(31.6)	8,990
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	7,894	41.5	5,579
• Pension funds	7,422	52.0	4,882
• Customers' portfolios and assets	12,921	28.1	10,085

Relevant ratios

(Percentage)

	31-03-02	31-03-01
ROE	13.8	20.3
Cost / income ratio	47.7	48.0
NPL ratio	2.82	5.04
Coverage ratio	375.4	270.1

As explained earlier, this area includes the activities and earnings of Bancomer and its affiliates, the pension fund manager Afore Bancomer and the insurance companies.

Compared to the earnings reported in the first quarter of 2001, net interest income was 9.9% lower this quarter, owing to market interest rates having fallen almost 10 percentage points between the two periods, from 18.01% to 8.45%, with the subsequent negative effect on spreads. However, through successful management based on a selective product offering and pricing policy, BBVA has managed to pass most of these interest rate cuts onto the prices applied to customer funds, thus absorbing much of the negative effect induced by the sharp drop in interest rates.

The smaller net interest income was offset by the higher fee income, which are clearly following an upward trend, strongly geared to customer business. Afore Bancomer recorded 86 million euros of fee income in the quarter, implying an annual increase of 19%. The banking group performed best in transfer and remittance fee income, and in credit card and cash dispenser fee income, which grew 43.9% and 26.2%, respectively.

The efficient management of short and medium term interest rate fluctuations generated 59 million euros of income from market operations. However, due to the existence of significant non-recurrent earnings in the first quarter of 2001, they dropped 32.2% in y-o-y terms.

Operating expenses remained under close control, rising 3.1%, less than inflation. Another fact worth noting is that the banking group has downsized its headcount by 3,200 employees, or 10.6%, over the last twelve months.

On account of all these factors, the operating income for 1Q2002 was on a level with the figure for 1Q2001. However, net profit fell 28.6% due to the non-recurrent extraordinary income recorded in 1Q2001, and to the larger provisions allocated in the first quarter of 2002. Worth noting in this respect is the fact that the NPL ratio dropped 220 basis points to 2.8%, while the prudent provision policy pushed up the cover rate to 375% by the end of March.

The highlights in terms of business trends were the moderate growth in lending, which came mainly in consumer loans and cards, and was hit by the downturn in Public sector loans, as well as the annual growth of almost 15% in customer funds managed on balance sheet, due to the good performance of current and saving accounts.

In the pensions business, the Group maintains its leadership through Afore Bancomer, which has almost 3.8 million affiliates and a 22% market share in assets under management.

Banking in America

Income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INTEREST INCOME	**437**	**15.9**	**377**
Net fee income	94	11.9	84
BASIC MARGIN	**531**	**15.2**	**461**
Market operations	37	68.2	22
ORDINARY REVENUE	**568**	**17.6**	**483**
Personnel costs	(161)	3.2	(156)
General expenses	(119)	(5.6)	(126)
GENERAL ADMINISTRATIVE EXPENSES	**(280)**	**(0.7)**	**(282)**
Depreciation and amortization	(41)	10.8	(37)
Other operating revenues and expenses	(8)	-	(8)
OPERATING INCOME	**239**	**53.2**	**156**
Net income from companies carried by the equity method	-	n.m.	(1)
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	-	n.m.	(1)
Net loan loss provisions	(90)	119.5	(41)
Extraordinary items (net) and other	(40)	48.1	(27)
PRE-TAX PROFIT	**109**	**26.7**	**86**
Corporate income tax	(15)	7.1	(14)
NET INCOME	**94**	**30.6**	**72**
Minority interests	(34)	61.9	(21)
NET ATTRIBUTABLE	**60**	**17.6**	**51**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01
Net lending	15,143	4.6	14,471
Securities portfolio	6,650	(5.5)	7,037
Cash, interbank & monetary assets	4,642	(8.6)	5,076
Inter – area positions	469	n.m.	-
Fixed assets	1,103	(12.3)	1,257
Other assets	2,008	21.1	1,658
TOTAL ASSETS / LIABILITIES	**30,015**	**1.7**	**29,499**
Deposits and debt securities	17,838	(3.2)	18,421
Income for the period	94	30.6	72
Equity assigned	3,277	34.2	2,443
• Shareholders' funds	3,121	32.2	2,361
• Other eligible funds	156	91.4	82
Interbank accounts	6,323	(6.8)	6,783
Inter – area positions	3	(91.4)	35
Other liabilities	2,480	42.1	1,745
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	2,460	6.9	2,301
• Pension funds	20,423	4.2	19,605
• Customers' portfolios and assets	343	38.9	247

Relevant ratios

(Percentage)

	31-03-02	31-03-01
ROE	7.7	8.6
Cost / income ratio	49.3	58.4
NPL ratio	4.39	3.88
Coverage ratio	136.9	152.7

At the end of the first quarter of 2002, this area (which does not include Argentina, as explained above) reported positive growth in all lines of income, in comparison with any of the quarters of 2001.

Net interest income rose almost 16%, and it should be noted that this was achieved in a general context of falling interest rates in most countries, with the subsequent narrowing of spreads. Fee income increased 12%, improving in all the countries and driven by the specific fee income expansion programs. Another major contributor came in the form of income from market operations, which increased 68%, following efficient management in the present market context.

Operating income climbed 53% due to the combined effect of the 17.6% rise in ordinary income and the strict containment of costs, which fell 0.7%. The efficiency ratio improved considerably during the quarter, ending at 49.3%, as compared to 58.4% at the end of 1Q2001.

BBVA has taken advantage of this significant growth in operating income to allocate additional provisions and writedowns in different countries as part of its policy of maximum prudence. As a consequence of all the above, net profit rose 30.6%.

Particularly noteworthy is the 25.6% rise in net interest income in Venezuela, spurred by an 11% increase in lending (local currency) taking the market share to 17% and making BBVA the country's top banking group; spreads were on the rise due to successful price management in an environment of increasing interest rates.

In Brazil, it is worth mentioning the considerable growth in business volumes derived from the expansion plan implemented during the past year. Net interest income grew 28.9%, operating costs were up by a mere 3.1% and therefore operating income soared 62% thus allowing for higher provisions and additional writedowns.

In Puerto Rico business activity was strong particularly in customer funds, spreads remained stable and therefore net interest income grew 14.4%. Market share is 9.4% in lending and 9.2% in customer funds.

The performance of the rest of the countries in the quarter has been of moderate business growth, overall decline of customer spreads, positive evolution of fee income, tight cost control and very conservative provisioning policy.

Asset Management and Private Banking

Income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INTEREST INCOME	**51**	**13.3**	**45**
Net fee income	151	(9.0)	166
BASIC MARGIN	**202**	**(4.3)**	**211**
Market operations	11	n.m.	(5)
ORDINARY REVENUE	**213**	**3.4**	**206**
Personnel costs	(42)	2.4	(41)
General expenses	(23)	4.5	(22)
GENERAL ADMINISTRATIVE EXPENSES	**(65)**	**3.2**	**(63)**
Depreciation and amortization	(5)	(16.7)	(6)
Other operating revenues and expenses	(2)	n.m.	-
OPERATING INCOME	**141**	**2.9**	**137**
Net income from companies carried by the equity method	17	n.m.	3
Amortization of goodwill in consolidation	-	-	-
Net income on Group transactions	-	n.m.	28
Net loan loss provisions	-	n.m.	(1)
Extraordinary items (net) and other	(4)	(20.0)	(5)
PRE-TAX PROFIT	**154**	**(4.9)**	**162**
Corporate income tax	(26)	4.0	(25)
NET INCOME	**128**	**(6.6)**	**137**
Minority interests	(25)	(19.4)	(31)
NET ATTRIBUTABLE	**103**	**(2.8)**	**106**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01
Net lending	2,255	(1.9)	2,299
Securities portfolio	831	(23.3)	1,083
Cash, interbank & monetary assets	9,732	24.7	7,807
Inter – area positions	502	49.9	335
Fixed assets	159	(30.0)	227
Other assets	164	(24.4)	217
TOTAL ASSETS / LIABILITIES	**13,643**	**14.0**	**11,968**
Deposits and debt securities	8,223	18.4	6,947
Income for the period	128	(6.6)	137
Equity assigned	1,244	(11.3)	1,403
• Shareholders' funds	706	17.9	599
• Other eligible funds	538	(33.1)	804
Interbank accounts	3,090	22.5	2,523
Inter – area positions	581	18.1	492
Other liabilities	377	(19.1)	466
OTHER CUSTOMER FUNDS MANAGED			
• Mutual funds	4,418	3.0	4,290
• Pension funds	5,422	15.6	4,689
• Customers' portfolios and assets	19,224	2.9	18,687

Relevant ratios

(Percentage)

	31-03-02	31-03-01
ROE	55.0	62.6
Cost / income ratio	30.5	30.6

During the first quarter of 2002, the business continued to develop in a complex environment marked by the highly volatile financial markets, in spite of which the area's operating income grew 3% in y-o-y terms. The lower part of the income statement has been comparatively penalized by the capital gains obtained in 2001 from the sale of its stake in Profuturo GNP; without considering this extraordinary fact, the area's pre-tax profit would have increased 23% in y-o-y terms.

The Asset Management unit, which comprises the mutual fund management activities, except for Latin America, and the securities trust and custody services business, reported a net attributable profit of 19 million euros in the first quarter. The efficiency ratio is below 22% and the ROE tops 30%. In an environment characterized by economies and markets shrouded in uncertainty, the volume of mutual fund assets expanded almost 3%, while customers have continued showing a preference for money market (FIAMM) and guaranteed funds.

The Spanish Pensions unit operates in the Spanish pension system through the companies BBVA Pensiones and Gestión de Previsión y Pensiones, who rank among the country's top pension fund managers. According to the latest figures published (December 2001), the Group's market share is 22.4%, almost twice that of its closest competitor in the ranking. This unit continues to perform well this year, reporting a 7% plus rise in operating income.

In this area, the BBVA Group is present in the pensions business in Bolivia, Chile, Colombia, Ecuador, El Salvador, Panama and Peru, through 9 fund managers who operate in these countries. As explained in the introduction, this area does not include Afore Bancomer (listed under Mexico) or the earnings related to the Consolidar AFJP fund manager. The operating income for the three first months of the year totalled 30 million euros, representing an increase of 15% in annual terms. BBVA Provida Chile accounts for the lion's share of this business, generating 50% of all operating income; Provida Chile ranks as Latin America's number one pension fund manager in terms of volume of funds managed, with a Chilean market share of 31.8%, more than 2.6 million affiliates and 13.2% y-o-y growth in funds under management.

The star player in the Private Banking areas has been BBVA Privanza which, despite the market difficulties explained earlier, managed to boost the volume of funds under its management by 7%, through heavy sales drives. The group also reinforced its leadership in SIMCAV's, where it enjoys a market share of 25.1%.

Lastly, the bulk of the Spanish Insurance unit's business is conducted through BBVA Seguros, which had issued 440 million euros' worth of premiums by the end of March, 17.8% more than the previous year. Through America Insurance (which does not include Mexico or Argentina), the Group is present in the sector by means of its own insurance companies in different countries. The Insurance unit's contribution to the area's net equity accounting income has increased significantly this year, both in Spain and America, with an overall increase of 17 million euros with regard to the first quarter of last year.

Corporate Activities

Income statement

(Millions of euros)

	1Q02	Δ% (YoY)	1Q01
NET INTEREST INCOME	**(10)**	**n.m.**	**21**
Net fee income	(26)	18.2	(22)
BASIC MARGIN	**(36)**	**n.m.**	**(1)**
Market operations	36	n.m.	(135)
ORDINARY REVENUE	**-0**	**n.m.**	**(136)**
Personnel costs	(96)	(6.8)	(103)
General expenses	20	(25.9)	27
GENERAL ADMINISTRATIVE EXPENSES	**(76)**	**-0**	**(76)**
Depreciation and amortization	(31)	(8.8)	(34)
Other operating revenues and expenses	(8)	166.7	(3)
OPERATING INCOME	**(115)**	**(53.8)**	**(249)**
Net income from companies carried by the equity method	108	(46.0)	200
Of which: Argentina	(4)	n.m.	53
Amortization of goodwill in consolidation	(136)	28.3	(106)
Net income on Group transactions	116	(52.7)	245
Net loan loss provisions	(50)	(2.0)	(51)
Extraordinary items (net) and other	21	n.m.	(66)
PRE-TAX PROFIT	**(56)**	**107.4**	**(27)**
Corporate income tax	49	63.3	30
NET INCOME	**(7)**	**n.m.**	**3**
Minority interests	(42)	(4.5)	(44)
NET ATTRIBUTABLE	**(49)**	**19.5**	**(41)**

Balance sheet

(Millions of euros)

	31-03-02	Δ% (YoY)	31-03-01
Net lending	3,216	20.3	2,673
Securities portfolio	26,348	34.4	19,605
Cash, interbank & monetary assets	18,220	(40.8)	30,758
Inter – area positions	-	-	-
Fixed assets	6,333	(1.7)	6,443
Other assets	7,683	3.3	7,435
TOTAL ASSETS / LIABILITIES	**61,800**	**(7.6)**	**66,914**
Deposits and debt securities	41,672	(0.7)	41,982
Income for the period	(7)	n.m.	3
Equity assigned	10,398	(2.1)	10,625
• Shareholders' funds	2,147	(43.7)	3,810
• Other eligible funds	8,251	21.1	6,815
Interbank accounts	3,399	(75.4)	13,814
Inter – area positions	10,435	n.m.	1,536
Other liabilities	(4,097)	291.6	(1,046)

As explained before, this section includes the Industrial and Real Estate Group's holdings, the e-business, the European strategic interests and any other items that cannot be assigned to any of the Group's business areas on account of their nature. Furthermore, due to the exceptionally harsh economic climate in Argentina, the earnings of the Group's companies based in that country are recorded by the equity accounting method.

As regards the Industrial and Real Estate Group, at the end of 1Q2002 its portfolio of holdings was formed by 135 companies, with a high degree of sector diversification and a market value exceeding 8.6 billion euros. The most significant sector within the Industrial Group is communications, representing 40% of the portfolio's market value, followed by utilities (32.8%); services and real estate follow with 11.7% and 10.8.% respectively. BBVA is a leading shareholder (in some cases the largest) of the most relevant companies in each sector: Telefónica, Repsol, Iberdrola, Iberia, Corporación IBV, Metrovacesa, etc.

Despite the state of the stock markets and the downturn on the real estate market, the Industrial and Real Estate Group ended the first quarter of 2002 with a net attributable profit of 163 million euros, 28.3% higher than the previous year. ROE stands at 22%, having improved 320 basis points in y-o-y terms.

During the first quarter, BBVA sold some stakes which had reached maturity as an investment, bringing in 161 million euros of income that is recorded under market operations, net income on group transactions and extraordinary items.

The Industrial and Real Estate Group contributed 60 million euros to net equity accounting income, a reduction of 41% with regard to the previous year, owing to the conservative policy that the Group is applying in recording the earnings of its stakes in companies with businesses in Argentina.

The industrial activity milestones for this quarter include the agreement that Gamesa (in which the Group participates through Corporación IBV) signed with the Sepi (State Society for Industrial Participations) and the engineering company Sener to incorporate a major aeronautical group that will strive to consolidate an international reputation as a supplier to the major air industry companies. Meanwhile, the Group furthered the reorientation of Corporación IBV, in order to create value and ensure appropriate rotation of its stakes via the contribution by shareholders of a new sectorial line based on high growth potential businesses related to new technologies and Internet.

The Corporate Activities area includes a total of 109 million euros of operating costs generated by the support areas, but not distributed to the business areas as well as any other institutional or corporate costs that are not assigned to the Group's different units, sub-areas or areas either.

The equity accounting income item includes the equity income from Argentina. The highlight with regard to the European strategic interests was the 15% higher contribution from Banca Nazionale del Lavoro and Crédit Lyonnais.

Lastly, the Group recorded 136 million euros of goodwill amortization charges during the first quarter of 2002, 28% more than the previous year, due to the higher charges associated to the increased stakes held in Bancomer and BNL.



The BBVA Group share and capital base

The BBVA share

During the first quarter of 2002, the world's stock markets did not follow any clear-cut trend, and the key share indices of the main economic areas displayed different patterns of behaviour, albeit with minor variations: S&P -0.06%, Euro Stoxx 50 -0.58%, Nikkei +4.37%. These share price movements stem from the contradicting market sentiment triggered by the publication of macroeconomic figures that point to the economy picking up earlier than forecast -above all in the US-, while business earnings fail to convince investors and are subject to constant review.

The BBVA share price was also caught up in these movements and slipped 1.8% during the first quarter, and both the Euro Stoxx 50 -a blue chip index that represents average general market prices in the European Monetary Union- and the Ibex 35 followed similar trends.

Argentina's political, economic and social situation continues to hit the BBVA share in particular and Spanish banks in general, given their economic exposure to the region. Proof of this was the 7.1% gain made in the first quarter by the Euro Stoxx Banking (+7.41%) -which represents the European Monetary Union's banking sector-, which has hardly been hit by the news from the zone.

At the end of March, the BBVA share price started to feel the effects of a series of circumstances that are unrelated to BBVA's business activities, although it has picked up subsequently, as the markets understand that these events do not affect the Group's unquestionable strength.

Throughout the year, the market has gradually become less volatile, as the trend that set in following the favourable outcome of the Afghanistan conflict, which helped dispel uncertainty, continues. In BBVA, y-o-y

The BBVA share

	31-03-02	31-03-01
Number of shareholders	1,192,415	1,249,502
Number of shares issued	3,195,852,043	3,195,852,043
Daily average number of shares traded	23,346,314	11,193,636
Daily average trading (millions of euros)	308.34	180.09
Maximum price (euros)	14.21	17.30
Minimum price (euros)	12.21	13.85
Closing price (euros)	13.65	15.45
Book value per share (euros)	4.32	4.33
Market capitalisation (millions of euros)	43,623	49,376

Stock performance ratios

	31-03-02	31-03-01
Price / Book value (times)	3.2	3.6
PER (Price Earnings Ratio; times) (1)	16.7	20.9
Yield (Dividend / Price; %) (2)	3.08	2.48

(1) Mean of analysts' estimates (April 2002).
(2) Dividend yield at 31-03-02 is calculated using the mean of analysts' estimates (April 2002).

Share price index

(28-12-01=100)


110
105
100
95
90
85
28-12-01
31-1-02
28-2-02
28-3-02
Euro Stoxx Banking Index
Ibex 35
BBVA

volatility dropped from 43.4% in the fourth quarter of 2001 to 33.5% in the first quarter of 2002, and the reason why the BBVA share is more volatile than the reference indexes is that it is more sensitive to the uncertainty derived from the situation in Argentina. The price fluctuation range, calculated as the percentage difference between the share's highs and lows, dropped to 16% from 34% in the fourth quarter of 2001. The average daily volume of trading inched up from 290 million euros last quarter to 308 million this first quarter, and from 22 to 23 million shares a day.

In terms of risk-weighted return, BBVA continues to provide shareholder value. Over the last year, its return has matched the sector average and topped the general market average. In particular, last year the "return per unit of risk" ratio (return/volatility) was -0.30 for BBVA and the Euro Stoxx Banking and -0.35 for the Euro Stoxx 50.

From a longer-term perspective, BBVA is the Spanish bank that has created most value for its shareholders in the last 5 years, according to a recent independent survey.

On 10 April, BBVA shareholders received the final dividend for 2001, a amount gross of 0.128 euros per share, 15.3% more than they were paid on the same day in 2001. With the interim dividend of 0.085 euros paid on 10 January and the two of the same amount paid in 2001, the dividend for fiscal year 2001 totalled 0.383 euros per share, 5.5% more than in the previous year.

With the share price as at the end of March 2002, the dividend yield, calculated as the median of analysts' estimates for the year 2002, stands at 3.08%.

Capital base:
BIS Ratio

(Percentage)


Tier II
Tier I
11.5
3.5
8.0
11.8
2.8
9.0
13.1
4.1
9.0
March 2000
March 2001
March 2002

Capital base surpluss

(Millions of euros)


3,516
4,485
6,905
+53.9%
March 2000
March 2001
March 2002

Capital base

On 31 March, 2002, the BBVA Group capital base stood at 22,188 million euros, in accordance with BIS regulations. The capital ratio is now 13.1%, as compared to 12.6% at the end of last year and 11.8% twelve months earlier, confirming the Group's growing asset strength. According to BIS rules, surplus totals 6,905 million euros, 53.9% higher than a year earlier.

The capital base structure is also much more sound than at the end of 2001. Basic equity, or TIER I, accounts for 69% of the total, having jumped from 8.5% to a ratio of 9%.

The capital ratio has also improved in terms of the Bank of Spain regulations, rising from 10.7% at the end of March 2001 or 11.4% at the end of the year to 11.8% at present.

The Group boosted its capital base in March by issuing 500 million euros of preferred stock on the domestic market. Furthermore, as part of its fund optimisation policy, BBVA decided to bring forward the repayment of 150 million dollars of subordinated debt in February and, in April, an additional 102 million euros of preferred stock with a 9% coupon.

Capital base (BIS regulations)

(Millions of euros)

	31-03-02	Δ% (YoY)	31-12-01	31-03-01
HIGHER QUALITY CAPITAL (TIER I)	**15.257**	**2,6**	**14.872**	**14.875**
Capital	1.566	–	1.566	1.566
Reserves [1]	11.564	(0,9)	11.649	11.669
Minority interests	7.271	4,0	6.990	6.993
• Preference shares	4.856	18,1	4.349	4.110
• Other	2.415	(16,3)	2.641	2.883
Deductions	(5.144)	(3,9)	(5.333)	(5.353)
• Goodwill	(4.492)	1,5	(4.617)	(4.426)
• Other	(652)	(29,7)	(716)	(927)
OTHER ELIGIBLE FUNDS (TIER II)	**6.931**	**51,2**	**7.229**	**4.584**
Subordinated debt	5.333	49,6	5.569	3.565
Revaluation reserves and other	2.501	41,5	2.479	1.767
Deductions	(903)	20,7	(819)	(748)
CAPITAL BASE	**22.188**	**14,0**	**22.101**	**19.459**
Minimum equity required	15.283	2,1	15.783	14.974
CAPITAL BASE SURPLUS	**6.905**	**53,9**	**6.318**	**4.485**
MEMORANDUM ITEM:				
Risk-weighted assets	169.307	2,6	174.927	165.075
BIS RATIO (%)	**13,1**		**12,6**	**11,8**
TIER I (%)	**9,0**		**8,5**	**9,0**
TIER II (%)	**4,1**		**4,1**	**2,8**
CAPITAL RATIO (Bank of Spain regulation)	**11,8**		**11,4**	**10,7**

(1) Does not include revaluation reserves as these are considered as TIER II.

Ratings

	Short term	Long term	Financial strength
Moody's	P-1	Aa2	B+
Fitch - IBCA	F-1+	AA-	B
Standard & Poor's	A-1+	AA-	–

INVESTORS RELATIONS

- MADRID 28046 - P° Castellana, 81 - 4th floor
  Tel: 34-91 537 71 28 / 52 40 and 34-91 374 42 22
  Fax: 34-91 537 85 12
  e-mail: inversores@grupobbva.com
- NEW YORK - 1345 Ave. of the Americas, 45th floor, NY 10105
  Tel: 1-212-728 16 60 - Fax: 1-212-333 29 05
  e-mail: julissa.bonfante@bbvany.com

INTERNET INFO (http://www.bbva.es)

Item 2

BBVA GROUP: 1Q 2002 EARNINGS

8 MAY 2002

BBVA

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

MILLION EUROS	1Q02	Δ%
NET INTEREST INCOME	2,114	1.6
BASIC MARGIN	3,085	3.1
ORDINARY REVENUE	3,291	8.3
OPERATING INCOME	1,482	23.7
OPERATING INCOME EX - DIVIDENDS & MARKET OP.	1,192	12.1

BBVA

- NO CONTRIBUTION OF ARGENTINA TO 1Q02 RESULTS.
- DEVALUATION MADE RESERVES SHRINK BY 116 MILLION EUROS
- 2001 PROVISIONS STILL IN PLACE.
- CORPBANCA'S COMMITMENT BEHIND USD 158 MILLION LIQUIDITY INJECTION.

DUE TO THE LACK OF CONSISTENCY IN ARGENTINA'S INCOME STATEMENT, EARNINGS SHOULD BE ANALYSED WITH ARGENTINA'S CONTRIBUTION RECORDED BY THE EQUITY-ACCOUNTING METHOD.

BBVA

MILLION EUROS	1Q02	Δ%
NET INTEREST INCOME	2,005	4.6
BASIC MARGIN	2,931	7.5
MARKET OPERATIONS	168	N/M
ORDINARY REVENUE	3,099	13.2
OPERATING INCOME	**1,372**	**30.1**
OPERATING INCOME EX - DIVIDENDS & MARKET OP.	1,120	17.2

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

BBVA

RETAIL BANKING IN SPAIN AND PORTUGAL

- RETAIL BANKING
- SMEs
- PORTUGAL
- E-BANKING

WHOLESALE AND INVESTMENT BANKING

- GLOBAL CORPORATE BANKING
- PUBLIC SECTOR BANKING
- BCL
- MARKETS

BANKING IN AMERICA

- BBV BRASIL
- BBVA BCO BHIF
- BBVA BCO GANADERO
- BBVA BCO CONTINENTAL
- BBVA PUERTO RICO
- BBVA BCO PROVINCIAL
- PANAMA AND PARAGUAY

MEXICO

- BBVA BANCOMER
- AFORE BANCOMER

ASSET MANAGEMENT AND PRIVATE BANKING

- ASSET MANAGEMENT
- PRIVATE BANKING
- PENSIONS
- INSURANCE

CORPORATE ACTIVITIES

- INDUSTRIAL GROUP
- CORPORATE CENTRE

BBVA

MILLION EUROS	1Q02	Δ %
NET INTEREST INCOME	2,005	4.6
FEES	926	14.4
BASIC MARGIN	2,931	7.5
MARKET OPERATIONS	168	n.m.
ORDINARY REVENUE	3,099	13.2
OPERATING INCOME	1,372	30.1
OPERATING INCOME EX-DIVIDENDS & MKT. OP.	1,120	17.2

BBVA

MILLION EUROS	1Q02	Δ %
RET. BANKING IN SPAIN & PORT.	1,088	9.0
WHOLESALE & INVEST. BANKING	236	11.8
ASSET MGT & PRIVATE BANKING	202	-4.3
MEXICO	910	7.6
BANKING IN AMERICA	531	15.2
CORPORATE ACTIVITIES	-36	N/M
BASIC INCOME	**2,931**	**7.5**

MILLION EUROS

	1Q02	1Q01	Δ%
TOTAL MARKET OPERATIONS	168	12	N/M
EXCHANGE DIFFERENCES	0	(147)	N/M
STRICT MARKET OPERATIONS	168	159	

BBVA

EFFICIENCY RATIO (%)


1Q01
2001
1Q02

STAFF AND BRANCHES


1Q01
1Q02


MILLION EUROS
956
928
1,119
1,161
1,120
1Q01
2Q01
3Q01
4Q01
1Q02
BBVA

MILLION EUROS	1Q02	Δ %
RET. BANKING IN SPAIN & PORT.	517	20.2
WHOLESALE & INVEST. BANKING	133	12.1
ASSET MGT & PRIVATE BANKING	108	-16.3
MEXICO	352	8.6
BANKING IN AMERICA	198	49.0
CORPORATE ACTIVITIES	-187	5.6
TOTAL	**1,120**	**17.2**

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

BBVA

MILLION EUROS	1Q02	Δ %
NET INTEREST INCOME	769	13.3
BASIC MARGIN	1,088	9.0
ORDINARY REVENUE	1,099	8.3
OPERATING INCOME	528	18.1
OPERATING INCOME EX-DIVIDENDS & MKT. OP.	517	20.2

BBVA


UPSWING IN COMMERCIAL ACTIVITIES
FLAT FEE INCOME GROWTH
ACTIVE PRICING MANAGEMENT
BBVA


Y-o-Y GROWTH
AVERAGE FIGURES (%)
MARKET SLUMPS
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
BBVA


1Q01
2Q01
3Q01
4Q01
1Q02

... DUE TO EFFICIENT PRICING POLICY AND IMPROVED DEPOSIT MIX

BBVA


MILLION EUROS
319
319
179
+4%
186
BANKING
FEES
139
-4%
134
FUNDS
FEES
1Q01
1Q02


MILLION EUROS
516
175
341
1Q01
546
190
356
2001
AVERAGE
524
172
352
1Q02
Δ 02/01
+1.6%
GENERAL
PERSONNEL
BBVA


EFFICIENCY RATIO
50.8
51.9
50.4
1Q01
2001
1Q02


STAFF
BRANCHES
25,978
25,477
Mar-01
Mar-02

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

BBVA

MILLION EUROS	1Q02	Δ %
NET INTEREST INCOME	187	16.9
BASIC MARGIN	236	11.8
ORDINARY REVENUE	250	5.5
OPERATING INCOME	169	9.7
OPERATING INCOME EX-DIVIDENDS & MKT. OP.	133	12.1

BBVA



Y-o-Y GROWTH
AVERAGE FIGURES (%)
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
BBVA

SPREADS: LENDING YIELD OVER 3-MONTH EURIBOR (%)



1Q01
2Q01
3Q01
4Q01
1Q02

BBVA


MILLION EUROS
-3.9%
51
50
49
-2%
1Q01
2001 AVERAGE
1Q02

BBVA


MILLION EUROS
79
25
54
85
30
55
76
27
49
1Q01
2001
AVERAGE
1Q02
■ PER. EXP. ■ ADM. EXP.


EFFICIENCY
RATIO
33.3
33.8
30.4
1Q01
2001
1Q02

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

MILLION EUROS	1Q02	Δ %
NET INTEREST INCOME	51	13.3
FEE INCOME	151	-9.0
BASIC MARGIN	202	-4.3
ORDINARY REVENUE	213	3.4
OPERATING INCOME	141	2.9
OPERATING INCOME EX-DIVIDENDS & MKT. OP.	108	-16.3

BBVA


MILLION EUROS
-9%
166
158
151
-4.6%
1Q01
2001 AVERAGE
1Q02

VOLUME OF ASSETS IN SPAIN
(MUTUAL F., PENSION F., CUSTOMER PORTFOLIOS)
BILLION EUROS


+4%
Mar.01
Mar.02

... THE AVERAGE MANAGEMENT FEE SLIPPED (12 bp) DRIVEN BY THE DIFFERENT MIX

BBVA


EXPENSES
MILLION EUROS
63
66
65
22
41
23
43
23
42
1Q01
2001
AVERAGE
1Q02
PERSONNEL
GENERAL


EFFICIENCY
RATIO (%)
30.6
30.7
30.5
1Q01
2001
1Q02

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

BBVA

MILLION EUROS	1Q02	Change ABS.	Change Δ%
NET INTEREST INCOME	571	-63	-9.9
BASIC MARGIN	910	64	7.6
ORDINARY REVENUE	969	36	3.9
OPERATING INCOME	410	0	0.0
OPERATING INCOME EX - DIVIDENDS & MARKET OP.	352	28	8.6

BBVA


FOCUSED ON CUSTOMER SPREADS
POSITIVE IMPACT OF PMR MEASURES ON FEE INCOME
ACTIVE MANAGEMENT OF THE LIABILITIES STRUCTURE
BBVA



(%)
8.42
6.36
5.79
4.95
4.93
CUSTOMER SPREAD
1Q01
2Q01
3Q01
4Q01
1Q02

MILLION EUROS	1Q02	1Q01	Change ABS	Change Δ%
NET INTEREST INCOME	571	634	-63	-9.9
FEE INCOME	339	212	+127	+59.9
BASIC MARGIN	910	846	+64	+7.6

BBVA


EFFICIENCY RATIO
48.0
48.2
47.7
1Q01
2001
1Q02


STAFF
BRANCHES
1Q01
1Q02


MILLION EUROS
0%
Δ% / 1Q01
410
87
422
47
410
59
MARKET OP.
(-32.2%)
323
375
351
OPER. INC.
ex - Mkt. Op.
(+8.6%)
1Q01
2001 AVERAGE
1Q02
BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT
- RETURNS AND NET WORTH

MILLION EUROS	1Q02	Δ %
NET INTEREST INCOME	437	15.9
BASIC MARGIN	531	15.2
ORDINARY REVENUE	568	17.6
OPERATING INCOME	239	53.2
OPERATING INCOME EX-DIVIDENDS & MKT. OP.	198	49.0

BBVA



MILLION EUROS
+15.9%
377
391
437
+11.8%
1Q01
2001
AVERAGE
1Q02
BBVA

MILLION EUROS	1Q01	Δ %
VENEZUELA	169	25.8
BRAZIL	93	28.9
PERU	40	8.3
PUERTO RICO	47	14.4
COLOMBIA	42	1.6
CHILE	34	-15.5
REST OF AMERICA	12	14.6
TOTAL	437	15.9

BBVA



MILLION EUROS
+11.9%
84
91
94
+3.3%
1Q01
2001
AVERAGE
1Q02
BBVA


EFFICIENCY
58.4
57.5
49.3
1Q01
2001
1Q02


STAFF
BRANCHES
1Q01
1Q02


MILLION EUROS
+53.2%
156
166
239
+44%
1Q01
2001 AVERAGE
1Q02
BBVA

MILLION EUROS	1Q01	Δ %
VENEZUELA	97	95.6
BRAZIL	43	62.4
PERU	33	33.7
PUERTO RICO	30	93.6
COLOMBIA	8	-16.8
CHILE	18	-19.8
REST AMERICA	10	22.9
TOTAL	239	53.2

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA

OPERATING INCOME to NET PROFIT

- RETURNS AND NET WORTH

BBVA

MILLION EUROS	1Q02	Change ABSOL.	Change Δ %
OPERATING INCOME	1,372	+318	+30.1
EQUITY ACCOUNTING	132	-90	-40.5
CAPITAL GAINS	112	-160	-58.9
TOTAL PROVISIONS AND OTHERS	(541)	-89	+19.5
PRE TAX PROFIT	1,075	-21	-1.9
ATTRIBUTABLE PROFIT	587	+33	+6.0
ARGENTINA*	(4)	-57	n.m.
ATTRIBUTABLE PROFIT EX ARGENTINA	591	+90	+18.0

(*) ARGENTINA INCLUDED UNDER EQUITY ACCOUNTING

BBVA


MILLION EUROS
DIVIDENDS
EQUITY ACC. INCOME
74
170
1Q01
95
97
2001 AVERAGE
59
137
1Q02
BBVA

MILLION EUROS



1Q01
2001
AVERAGE
1Q02

... EXTRAORDINARY CAPITAL GAINS RECORDED IN 1Q01 (AXA, FINAXA AND PROFUTURO)

BBVA


MILLION EUROS
1Q01
2001
AVERAGE
1Q02

... DUE TO HIGHER BANCOMER AND BNL GOODWILL AMORTIZATION CHARGES AND LOAN LOSS PROVISIONING IN COLOMBIA AND VENEZUELA

BBVA


1.80
1.58
1.53
NPL
RATIO
mar-01
dec-01
mar-02


-12.6%
2,765
2,675
2,418
mar-01
dec-01
mar-02

BBVA


318
-193
-57
-89
54
33
Operating income
Equity acc. Income + Net. inc. from Group. Operations
Argentina
Provisions + extraordinary items
Taxes+ minorities
Attributable profit

MILLION EUROS	1Q02	Δ%
RET. BANKING IN SPAIN & PORT.	274	+23.4
WHOLESALE & INVEST. BANKING	99	-4.8
ASSET MGT & PRIVATE BANKING	115	-2.8
MEXICO	100	-9.9
BANKING IN AMERICA	60	+17.6
CORPORATE ACTIVITIES	-61	+19.5
ATTRIBUTABLE PROFIT	587	+6.0

BBVA

- ARGENTINA
- NII to OPERATING INCOME
  - RETAIL BANKING IN SPAIN AND PORTUGAL
  - WHOLESALE AND INVESTMENT BANKING
  - ASSET MANAGEMENT AND PRIVATE BANKING
  - MEXICO
  - BANKING IN AMERICA
- OPERATING INCOME to NET PROFIT

RETURNS AND NET WORTH

BBVA

- THE BANK TOOK THE INITIATIVE TO INCLUDE ALL THE FUNDS THAT HAD BEEN KEPT IN TAX HEAVEN ACCOUNTS.
- NOT A SINGLE ILLEGAL PAYMENT WAS MADE FROM THOSE ACCOUNTS.
- THE RESPONSIBILITIES ASSOCIATED TO THOSE ACCOUNTS HAVE BEEN CLEARLY DEFINED AND OUTLINED.
- THE CHARGES REGARDING CERTAIN TRANSACTIONS IN PUERTO RICO, COLOMBIA, MEXICO AND PERU ARE FALSE AND WE REMAIN FULLY CONFIDENT THERE WILL BE A FAVOURABLE OUTCOME TO THE CASE.
- BBVA IS REVAMPING ITS BOARD OF DIRECTORS TO GUARANTEE THAT IT SUPERVISES THE EXECUTIVE TEAM'S DUTIES MORE CLOSELY ON BEHALF OF SHAREHOLDERS AND TO ENSURE THAT THE BANK IS MANAGED WITH THE HIGHEST LEVELS OF GOOD CORPORATE GOVERNANCE.

BBVA

	MAR 01	DEC 01	MAR 02
CORE CAPITAL	6.5	6.0	6.1
TIER I	9.0	8.5	9.0
B of Spain RATIO	10.7	11.4	11.8
BIS RATIO	11.8	12.6	13.1

(%)

	1Q01	2001	1Q02
ROE	19.9	18.0	18.1
C/I RATIO	52.6	50.4	47.2

Δ EPS (1Q02/1Q01) +6%

BBVA


+6%
+10%
1Q01
2Q01
3Q01
4Q01
1Q02
2001
2002

BBVA

BBVA



APPENDIX

1. BUSINESS AREAS
2. LATIN AMERICA

BBVA

1. BUSINESS AREAS

1.1 Results

1.2 Balance Sheet

2. LATIN AMERICA

BBVA

RETAIL BANKING IN SPAIN AND PORTUGAL

Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**679**	**706**	**726**	**805**	**769**
Net fee income	319	347	314	378	319
BASIC MARGIN	**998**	**1.053**	**1.040**	**1.183**	**1.088**
Market operations	17	15	8	21	11
ORDINARY REVENUE	**1.015**	**1.068**	**1.048**	**1.204**	**1.099**
Personnel costs	-341	-384	-357	-343	-352
General expenses	-175	-181	-176	-226	-172
GENERAL ADMINISTRATIVE EXPENESES	-516	-565	-533	-569	-524
Depreciation and amortization	-37	-36	-37	-36	-35
Other oper. revenues and expenses	-15	-12	-16	-17	-12
OPERATING INCOME	**447**	**455**	**462**	**582**	**528**
Net income equity method	0	0	0	-4	0
Amortization of goodwill in consolidation	0	0	0	0	0
Net income of Group transactions	0	0	-1	1	0
Net loan loss provisions	-82	-104	-99	-117	-93
Extraordinary items (net) and other	-1	3	-3	11	1
PRETAX PROFIT	**364**	**354**	**359**	**473**	**436**
Corporate income tax	-121	-115	-119	-158	-145
NET INCOME	**243**	**239**	**240**	**315**	**291**
Monority interests	-21	-20	-16	-18	-17
NET ATRIBUTABLE	**222**	**219**	**224**	**297**	**274**

BBVA

WHOLESALE AND INVESTMENT BANKING

Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**160**	**170**	**176**	**191**	**187**
Net fee income	51	57	37	55	49
BASIC MARGIN	**211**	**227**	**213**	**246**	**236**
Market operations	26	65	8	6	14
ORDINARY REVENUE	**237**	**292**	**221**	**252**	**250**
Personnel costs	-54	-60	-52	-53	-49
General expenses	-25	-31	-27	-37	-27
GENERAL ADMINISTRATIVE EXPENESES	-79	-91	-79	-90	-76
Depreciation and amortization	-4	-3	-4	-5	-4
Other oper. revenues and expenses	0	-1	-1	1	-1
OPERATING INCOME	**154**	**197**	**137**	**158**	**169**
Net income equity method	3	1	1	2	0
Amortization of goodwill in consolidation	0	0	0	0	0
Net income of Group transactions	0	0	0	0	0
Net loan loss provisions	-23	-17	-21	-68	-37
Extraordinary items (net) and other	17	10	9	2	19
PRETAX PROFIT	**151**	**191**	**126**	**94**	**151**
Corporate income tax	-37	-54	-33	-21	-42
NET INCOME	**114**	**137**	**93**	**73**	**109**
Monority interests	-10	-9	-11	-11	-10
NET ATRIBUTABLE	**104**	**128**	**82**	**62**	**99**

BBVA

MEXICO
Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**634**	**538**	**748**	**688**	**571**
Net fee income	212	321	343	282	339
BASIC MARGIN	**846**	**859**	**1.091**	**970**	**910**
Market operations	87	178	-97	20	59
ORDINARY REVENUE	**933**	**1.037**	**994**	**990**	**969**
Personnel costs	-233	-245	-275	-248	-259
General expenses	-215	-223	-235	-231	-203
GENERAL ADMINISTRATIVE EXPENESES	-448	-468	-510	-479	-462
Depreciation and amortization	-45	-53	-50	-48	-51
Other oper. revenues and expenses	-30	-56	-46	-32	-46
OPERATING INCOME	**410**	**460**	**388**	**431**	**410**
Net income equity method	17	2	11	-32	7
Amortization of goodwill in consolidation	0	0	0	0	0
Net income of Group transactions	0	0	-4	13	-4
Net loan loss provisions	-105	-118	-126	-219	-123
Extraordinary items (net) and other	38	-53	39	55	-9
PRETAX PROFIT	**360**	**291**	**308**	**248**	**281**
Corporate income tax	-94	-119	-103	-66	-91
NET INCOME	**266**	**172**	**205**	**182**	**190**
Monority interests	-155	-75	-103	-95	-90
NET ATRIBUTABLE	**111**	**97**	**102**	**87**	**100**

BBVA

BANKING IN AMERICA

Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**377**	**407**	**385**	**396**	**437**
Net fee income	84	93	91	97	94
BASIC MARGIN	**461**	**500**	**476**	**493**	**531**
Market operations	22	15	24	11	37
ORDINARY REVENUE	**483**	**515**	**500**	**504**	**568**
Personnel costs	-156	-166	-159	-168	-161
General expenses	-126	-133	-118	-125	-119
GENERAL ADMINISTRATIVE EXPENESES	-282	-299	-277	-293	-280
Depreciation and amortization	-37	-40	-36	-40	-41
Other oper. revenues and expenses	-8	-10	-9	-7	-8
OPERATING INCOME	**156**	**166**	**178**	**164**	**239**
Net income equity method	-1	-1	-1	-3	0
Amortization of goodwill in consolidation	0	0	0	0	0
Net income of Group transactions	-1	1	4	0	0
Net loan loss provisions	-41	-53	-63	-101	-90
Extraordinary items (net) and other	-27	-33	-33	-22	-40
PRETAX PROFIT	**86**	**80**	**85**	**38**	**109**
Corporate income tax	-14	-13	-16	1	-15
NET INCOME	**72**	**67**	**69**	**39**	**94**
Monority interests	-21	-24	-20	10	-34
NET ATRIBUTABLE	**51**	**43**	**49**	**49**	**60**

BBVA

ASSET MANAGEMENT AND PRIVATE BANKING

Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**45**	**57**	**51**	**54**	**51**
Net fee income	166	165	147	155	151
BASIC MARGIN	**211**	**222**	**198**	**209**	**202**
Market operations	-5	13	-38	41	11
ORDINARY REVENUE	**206**	**235**	**160**	**250**	**213**
Personnel costs	-41	-46	-40	-44	-42
General expenses	-22	-25	-19	-24	-23
GENERAL ADMINISTRATIVE EXPENESES	-63	-71	-59	-68	-65
Depreciation and amortization	-6	-7	-5	-5	-5
Other oper. revenues and expenses	0	-1	-1	-1	-2
OPERATING INCOME	**137**	**156**	**95**	**176**	**141**
Net income equity method	3	26	10	13	17
Amortization of goodwill in consolidation	0	0	0	0	0
Net income of Group transactions	28	15	-2	0	0
Net loan loss provisions	-1	0	0	-2	0
Extraordinary items (net) and other	-5	3	1	-11	-4
PRETAX PROFIT	**162**	**200**	**104**	**176**	**154**
Corporate income tax	-25	-41	-22	-23	-26
NET INCOME	**137**	**159**	**82**	**153**	**128**
Monority interests	-31	-34	4	-32	-25
NET ATRIBUTABLE	**106**	**125**	**86**	**121**	**103**

CORPORATE ACTIVITIES
Quarterly evolution

Millions of euros	1Q01	2Q01	3Q01	4Q01	1Q02
NET INTEREST INCOME	**21**	**129**	**-21**	**38**	**-10**
Net fee income	-22	-25	-21	-44	-26
BASIC MARGIN	**-1**	**104**	**-42**	**-6**	**-36**
Market operations	-135	-102	291	-39	36
ORDINARY REVENUE	**-136**	**2**	**249**	**-45**	**0**
Personnel costs	-103	-119	-92	-111	-96
General expenses	27	28	-2	46	20
GENERAL ADMINISTRATIVE EXPENESES	-76	-91	-94	-65	-76
Depreciation and amortization	-34	-35	-34	-32	-31
Other oper. revenues and expenses	-3	2	-1	-7	-8
OPERATING INCOME	**-249**	**-122**	**120**	**-149**	**-115**
Net income equity method	200	113	184	-376	108
Amortization of goodwill in consolidation	-106	-123	-125	-269	-136
Net income of Group transactions	245	352	-33	336	116
Net loan loss provisions	-51	5	30	-11	-50
Extraordinary items (net) and other	-66	-41	-149	238	21
PRETAX PROFIT	**-27**	**184**	**27**	**-231**	**-56**
Corporate income tax	30	-23	-5	209	49
NET INCOME	**3**	**161**	**22**	**-22**	**-7**
Monority interests	-44	-46	-29	-47	-42
NET ATRIBUTABLE	**-41**	**115**	**-7**	**-69**	**-49**

BBVA

1. BUSINESS AREAS

1.1 Results

1.2 Balance Sheet

2. LATIN AMERICA

BBVA

RETAIL BANKING IN SPAIN AND PORTUGAL

Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	66.528	68.101	68.945	71.914	72.940
Securities portfolio	496	510	577	653	859
Cash, interbank&Monet. Assets	2.109	1.249	1.269	1.164	1.219
Inter-area positions	9.500	8.287	8.027	7.390	8.769
Fixed assets	935	918	885	889	859
Other assets	1.818	1.965	1.888	1.825	1.724
TOTAL ASSETS/LIABILITIES	**81.386**	**81.030**	**81.591**	**83.835**	**86.370**
Deposits and debt securities	46.729	48.125	48.086	47.875	47.727
Income for the period	243	482	722	1.037	291
Equity assigned	4.993	5.566	5.748	5.922	5.851
Shareholders' funds	3.020	3.409	3.418	3.514	3.361
Other elegible funds	1.973	2.157	2.330	2.408	2.490
Interbank accounts	3.523	3.258	3.254	3.313	3.464
Inter-area positions	22.762	20.150	20.339	22.163	25.532
Other liabilities	3.136	3.449	3.442	3.525	3.505

BBVA

WHOLESALE AND INVESTMENT BANKING
Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	38.337	39.059	38.588	41.154	41.013
Securities portfolio	25.325	26.681	25.362	24.453	22.328
Cash, interbank&Monet. Assets	37.217	29.090	26.735	25.850	24.771
Inter-area positions	44.567	50.803	55.029	56.386	60.014
Fixed assets	89	81	72	70	71
Other assets	5.863	6.738	7.177	5.666	5.470
TOTAL ASSETS/LIABILITIES	**151.398**	**152.452**	**152.963**	**153.579**	**153.667**
Deposits and debt securities	27.593	27.421	26.294	25.832	30.587
Income for the period	114	251	344	417	109
Equity assigned	2.258	2.368	2.510	2.632	2.503
Shareholders' funds	1.307	1.374	1.430	1.491	1.389
Other elegible funds	951	994	1.080	1.141	1.114
Interbank accounts	79.249	76.998	72.695	77.368	73.425
Inter-area positions	29.886	32.141	37.638	33.111	33.624
Other liabilities	12.298	13.273	13.482	14.219	13.419

BBVA

MEXICO
Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	19.488	20.635	18.215	19.834	19.875
Securities portfolio	33.671	34.378	30.870	30.582	31.890
Cash, interbank&Monet. Assets	7.465	10.226	15.739	15.179	16.714
Inter-area positions	315	366	361	392	470
Fixed assets	2.924	3.081	2.476	2.609	2.634
Other assets	4.492	4.443	3.976	5.239	5.703
TOTAL ASSETS/LIABILITIES	**68.355**	**73.129**	**71.637**	**73.835**	**77.286**
Deposits and debt securities	45.240	51.057	46.771	52.649	51.854
Income for the period	266	438	643	825	190
Equity assigned	2.752	2.691	2.213	2.224	2.987
Shareholders' funds	2.189	2.607	2.154	2.165	2.902
Other elegible funds	563	84	59	59	85
Interbank accounts	11.101	10.450	14.266	12.965	16.060
Inter-area positions	6	62	54	40	49
Other liabilities	8.990	8.431	7.690	5.132	6.146

BBVA

BANKING IN AMERICA
Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	14.471	15.810	14.272	15.832	15.143
Securities portfolio	7.037	6.812	5.840	6.495	6.650
Cash, interbank&Monet. Assets	5.076	5.623	4.771	5.589	4.642
Inter-area positions	0	1	1	59	469
Fixed assets	1.257	1.240	1.029	1.089	1.103
Other assets	1.658	1.937	1.495	1.245	2.008
TOTAL ASSETS/LIABILITIES	**29.499**	**31.423**	**27.408**	**30.309**	**30.015**
Deposits and debt securities	18.421	19.413	17.141	19.202	17.838
Income for the period	72	139	208	247	94
Equity assigned	2.443	2.593	2.212	2.630	3.277
Shareholders' funds	2.361	2.459	2.027	2.436	3.121
Other elegible funds	82	134	185	194	156
Interbank accounts	6.783	7.445	6.146	6.694	6.323
Inter-area positions	35	82	77	82	3
Other liabilities	1.745	1.751	1.624	1.454	2.480

ASSET MANAGEMENT AND PRIVATE BANKING

Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	2.299	2.356	2.237	2.290	2.255
Securities portfolio	1.083	1.074	965	1.380	831
Cash, interbank&Monet. Assets	7.807	10.018	9.556	9.902	9.732
Inter-area positions	335	423	372	509	502
Fixed assets	227	165	155	160	159
Other assets	217	237	242	212	164
TOTAL ASSETS/LIABILITIES	**11.968**	**14.273**	**13.527**	**14.453**	**13.643**
Deposits and debt securities	6.947	7.629	7.004	8.146	8.223
Income for the period	137	296	378	531	128
Equity assigned	1.403	1.382	1.360	1.332	1.244
Shareholders' funds	599	606	578	622	706
Other elegible funds	804	776	782	710	538
Interbank accounts	2.523	4.017	3.919	3.483	3.090
Inter-area positions	492	505	502	678	581
Other liabilities	466	444	364	283	377

BBVA

CORPORATE ACTIVITIES

Balance Sheet

Millions of euros	31,03,01	30,06,01	30,09,01	31,12,01	31,03,02
Net Lending	2.673	3.283	4.088	3.058	3.216
Securities portfolio	19.605	21.999	21.326	23.807	26.348
Cash, interbank&Monet. Assets	30.758	23.857	21.421	17.741	18.220
Inter-area positions	0	0	0	0	0
Fixed assets	6.443	6.710	6.521	6.448	6.333
Other assets	7.435	6.805	6.379	9.375	7.683
TOTAL ASSETS/LIABILITIES	**66.914**	**62.654**	**59.735**	**60.429**	**61.800**
Deposits and debt securities	41.982	42.139	41.356	41.859	41.672
Income for the period	3	164	186	164	-7
Equity assigned	10.625	10.057	9.970	9.397	10.398
Shareholders' funds	3.810	3.045	3.325	1.946	2.147
Other elegible funds	6.815	7.012	6.645	7.451	8.251
Interbank accounts	13.814	6.534	5.491	3.783	3.399
Inter-area positions	1.536	6.940	5.180	8.662	10.435
Other liabilities	-1.046	-3.180	-2.448	-3.436	-4.097

BBVA

	mar-01	jun-01	sep-01	dec-01	mar-02
Retail Banking Spain&Portugal	1,18	1,14	1,13	1,14	1,11
Wholesale & Investment Bk.	0,37	0,34	0,33	0,51	0,60
Asset Mgt. & Private Banking	0,33	0,29	0,20	0,21	0,18
Banking in America	3,88	3,50	3,43	4,03	4,39
México	5,04	4,10	4,50	3,37	2,82

	mar-01	jun-01	sep-01	dec-01	mar-02
Retail Banking Spain&Portugal	156	169	177	180	191
Wholesale & Investment Bk.	588	403	436	302	249
Asset Mgt. & Private Banking	1.899	525	821	702	867
Banking in America	153	160	172	139	137
México	270	315	281	320	375

BBVA

1. BUSINESS AREAS

2. AMERICA

BBVA

	Million Euros		% Change
	Mar. 02	Mar. 01	Real
MEXICO	71,532	60,214	18.8
CHILE	5,353	4,997	7.1
PUERTO RICO	5,568	5,508	1.1
"Inv. Grade" Countries	82,453	70,719	16.6
ARGENTINA	5,813	12,932	-55.0
BRASIL	5,646	4,483	25.9
VENEZUELA	4,525	5,766	-21.5
PERU	3,712	3,498	6.1
COLOMBIA	2,994	2,858	4.7
PANAMA	871	886	-1.7
BBVA - AMERICA	106,455	101,299	5.1
Ex ARGENTINA	100,641	88,366	13.9

	Million Euros		% Change
	Mar. 02	Mar. 01	Real
MEXICO	17,769	16783	5.9
CHILE	2,837	2,787	1.8
PUERTO RICO	3,097	3,011	2.8
"Inv. Grade" Countries	23,703	22,581	5.0
ARGENTINA	3,384	6,986	-51.6
BRASIL	2,535	1,748	45.0
VENEZUELA	1,915	2,221	-13.8
PERU	1,573	1,500	4.9
COLOMBIA	1,283	1,296	-1.0
PANAMA	781	770	1.5
BBVA – AMERICA	35,251	37,178	-5.2
Ex ARGENTINA	31,867	30,193	5.5

	Million Euros		% Change
	Mar. 02	Mar. 01	Real
MEXICO	48,172	41,151	17.1
CHILE	2,815	2,816	0.0
PUERTO RICO	2,998	2,743	9.3
"Inv. Grade" Countries	53,985	46,710	15.6
ARGENTINA	3,718	8,428	-55.9
VENEZUELA	3,379	3,609	-6.4
PERU	2,964	2,806	5.6
BRASIL	2,370	1,879	26.2
COLOMBIA	1,175	1,035	13.6
PANAMA	492	574	-14.3
BBVA - AMERICA	68,199	65,130	4.7
Ex ARGENTINA	64,481	56,702	13.7

	Million Euros		% Change
	Mar. 02	Mar. 01	Real
MEXICO	77,801	62,929	23.6
CHILE	16,955	16,644	1.9
PUERTO RICO	3,016	2,796	7.9
"Inv. Grade" Countries	97,772	82,369	18.7
ARGENTINA	5,990	15,571	-61.5
COLOMBIA	5,913	4,617	28.1
PERU	4,501	3,841	17.2
BRASIL	3,926	3,257	20.5
VENEZUELA	3,784	4,992	-24.2
PANAMA	709	714	-0.7
BBVA - AMERICA	124,668	118,539	5.2
Ex ARGENTINA	118,679	102,968	15.3

BBVA

	Mar. 02	Dec. 01	Mar. 01
CHILE	2.39	2.23	2.57
MEXICO	2.82	3.37	5.04
PUERTO RICO	3.03	2.69	2.39
BRASIL	3.16	3.16	2.10
PANAMA	3.35	2.57	2.19
ARGENTINA	3.86	4.04	3.96
COLOMBIA	5.81	5.28	6.71
PERU	7.39	7.16	9.46
VENEZUELA	7.74	6.20	3.56
BBVA - AMERICA	3.53	4.73	4.44

	Mar. 02	Dec. 01	Mar. 01
MEXICO	375.4	319.6	270.1
PANAMA	323.6	391.1	301.5
ARGENTINA	245.2	326.0	107.8
COLOMBIA	199.4	190.3	156.3
PERU	168.1	171.6	142.2
CHILE	112.1	119.3	96.9
VENEZUELA	111.0	114.8	235.6
BRASIL	105.7	96.1	194.9
PUERTO RICO	70.9	71.8	72.7
BBVA - AMERICA	246.4	252.0	208.7

BBVA

(Banks + AFJP's)	Mar - 02	Change / Dec-01 Abs.	Change / Dec-01 %	Change / Mar-01 Abs.	Change / Mar-01 %
México	1,960	0	0.0	-646	-24.8
Argentina	525	-17	-3.1	-17	-3.1
Brasil	474	-9	-1.9	5	1.1
Venezuela	399	1	0.3	-31	-7.2
Colombia	278	0	0.0	-32	-10.3
Perú	197	1	0.5	-24	-10.9
Chile	183	-2	-1.1	15	8.9
Puerto Rico	59	-3	-4.8	-2	-3.3
Panamá	19	0	0.0	3	18.8
El Salvador	16	-1	-5.9	2	14.3
Bolivia	7	0	0.0	-7	-50.0
Resto	14	0	0.0	1	7.7
TOTAL	**4,131**	**-30**	**-0.7**	**-733**	**-15.1**

BBVA

(Banks + AFJP's)	Mar - 02	Annual Change Abs.	Annual Change %	YoY Change Abs.	YoY Change %
México	28,986	-770	-2.6	-4,055	-12.3
Venezuela	8,234	-545	-6.2	-1,345	-14
Argentina	6,708	-268	-3.8	-489	-6.8
Colombia	5,158	-217	-4.0	-1,056	-17
Brasil	4,875	-35	-0.7	-206	-4.1
Chile	3,689	-56	-1.5	-179	-4.6
Perú	2,848	-17	-0.6	6	0.2
Puerto Rico	1,158	-6	-0.5	-25	-2.1
El Salvador	469	-66	-12.3	-128	-21.4
Uruguay	266	3	1.1	9	3.5
Panamá	211	-1	-0.5	8	3.9
Bolivia	177	12	7.3	-140	-44.2
Paraguay	91	1	1.1	12	15.2
TOTAL	**62,870**	**-1,965**	**-3.0**	**-7,588**	**-10.8**

BBVA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 9, 2002

By: ______________________
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.